UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of August, 2016

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

OTEMACHI FIRST SQUARE, EAST TOWER

5-1, OTEMACHI 1-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

ANNOUNCEMENT OF FINANCIAL RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2016

On August 5, 2016, the registrant filed with the Tokyo Stock Exchange information as to the registrant’s financial condition and results of operations at and for the three months ended June 30, 2016. Attached hereto is a copy of the press release and supplementary data relating thereto, both dated August 5, 2016, pertaining to such financial condition and results of operations, as well as forecasts for the registrant’s operations for the fiscal year ending March 31, 2017. The consolidated financial information of the registrant and that of its subsidiary NTT DOCOMO, INC., included in the press release and the supplementary data relating thereto, were prepared on the basis of accounting principles generally accepted in the United States. The non-consolidated financial information of the registrant and that of each of the registrant’s three wholly-owned subsidiaries, Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation, as well as the consolidated financial information of its subsidiary NTT DATA CORPORATION, included in the press release and the supplementary data relating thereto, were prepared on the basis of accounting principles generally accepted in Japan. The consolidated financial information of the registrant’s subsidiary Dimension Data Holdings plc, included in the supplementary data related to the press release, was prepared on the basis of International Financial Reporting Standards (“IFRS”). The financial information for the three months ended June 30, 2016 in the press release is unaudited.

The earnings projections of the registrant and its subsidiaries included in the press release contain forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The information on any website referenced herein or in the attached material is not incorporated by reference herein or therein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Takashi Ameshima
	Name:	Takashi Ameshima
	Title:	Vice President
Investor Relations Office

Date: August 5, 2016

Financial Results Release	August 5, 2016
For the Three Months Ended June 30, 2016	[U.S. GAAP	]

Name of registrant	:	Nippon Telegraph and Telephone Corporation (“NTT”)
Code No.	:	9432 (URL http://www.ntt.co.jp/ir/)
Stock exchanges on which the Company’s shares are listed	:	Tokyo
Representative	:	Hiroo Unoura, President and Chief Executive Officer
Contact	:	Takashi Ameshima, Head of IR, Finance and Accounting Department / TEL +81-3-6838-5481
Scheduled filing date of quarterly securities report	:	August 8, 2016
Scheduled date of dividend payments	:	-
Supplemental material on quarterly results	:	Yes
Presentation on quarterly results	:	Yes (for institutional investors and analysts)

1.	Consolidated Financial Results for the Three Months Ended June 30, 2016 (April 1, 2016 – June 30, 2016)

Amounts are rounded to the nearest million yen.

(1) Consolidated Results of Operations

	(Millions of yen)
	Operating Revenues		Operating Income		Income before Income Taxes		Net Income Attributable to NTT
Three months ended June 30, 2016	2,716,739	0.4%	487,395	35.9%	446,107	21.4%	243,628	26.1%
Three months ended June 30, 2015	2,706,457	2.5%	358,757	20.4%	367,380	20.0%	193,173	29.7%

Note: Percentages above represent changes from the corresponding previous period.

	Basic Earnings per Share Attributable to NTT		Diluted Earnings per Share Attributable to NTT
Three months ended June 30, 2016	116.73	(yen)	—	(yen)
Three months ended June 30, 2015	91.24	(yen)	—	(yen)

Notes:	1.	Comprehensive income (loss) attributable to NTT:	For the three months ended June 30, 2016:	153,977 million yen (9.2)%
			For the three months ended June 30, 2015:	169,653 million yen 35.4%
	2.	NTT conducted a two-for-one stock split of its common stock, with an effective date of July 1, 2015. The figures for Basic Earnings per Share Attributable to NTT have been adjusted to reflect the impact of the stock split as if the stock split had occurred at the beginning of the prior fiscal year.

(2) Consolidated Financial Position

	(Millions of yen, except per share amounts)
	Total Assets	Total Equity	NTT Shareholders’ Equity	Equity Ratio (Ratio of NTT Shareholders’ Equity to Total Assets)	NTT Shareholders’ Equity per Share
June 30, 2016	20,358,745	10,948,707	8,587,003	42.2%	4,215.32 (yen)
March 31, 2016	21,035,931	11,240,082	8,833,806	42.0%	4,214.32 (yen)

2.	Dividends

Annual Dividends
	End of the first quarter	End of the second quarter	End of the third quarter	Year-end	Total
Year Ended March 31, 2016	—	50.00 (yen)	—	60.00 (yen)	110.00 (yen)
Year Ending March 31, 2017	—	—	—	—	—
Year Ending March 31, 2017 (Forecasts)	—	60.00 (yen)	—	60.00 (yen)	120.00 (yen)

Note:	Change in dividend forecasts during the three months ended June 30, 2016: None

3.	Consolidated Financial Results Forecasts for the Fiscal Year Ending March 31, 2017 (April 1, 2016 – March 31, 2017)

	(Millions of yen, except per share amount)
	Operating Revenues		Operating Income		Income before Income Taxes		Net Income Attributable to NTT		Basic Earnings per Share Attributable to NTT
Year Ending March 31, 2017	11,450,000	(0.8%)	1,430,000	6.1%	1,410,000	6.1%	750,000	1.7%	363.00	(yen)

Notes:	1.	Percentages above represent changes from the previous fiscal year.
	2.	Change in consolidated financial results forecasts for the fiscal year ending March 31, 2017 during the three months ended June 30, 2016: None

–  1  –

* Notes:

(1)	Change in significant consolidated subsidiaries during the three months ended June 30, 2016 that resulted in changes in the scope of consolidation: None

(2)	Adoption of accounting which is simplified or exceptional for quarterly consolidated financial statements: None

(3)	Change of accounting policy

i. Change due to revision of accounting standards and other regulations: None

ii. Other change: Yes

(For further details, please see “Others” on page 8.)

(4)	Number of shares outstanding (common stock)

i. Number of shares outstanding (including treasury stock):

June 30, 2016	:	2,096,394,470 shares

March 31, 2016	:	2,096,394,470 shares

ii. Number of shares of treasury stock:

June 30, 2016	:	59,298,967 shares

March 31, 2016	:	255,269 shares

iii. Weighted average number of shares outstanding:

For the three months ended June 30, 2016 : 2,087,053,427 shares

For the three months ended June 30, 2015 : 2,117,192,084 shares

Note:	NTT conducted a two-for-one stock split of its common stock, with an effective date of July 1, 2015. The figures for “Number of shares outstanding (common stock)” have been adjusted to reflect the impact of the stock split as if the stock split had occurred at the beginning of the prior fiscal year.

* Presentation on the status of quarterly review process:

This earnings release is not subject to the quarterly review process as required by the Financial Instruments and Exchange Act of Japan. As of the date of issuance of this earnings release, the review process on quarterly financial statements required by the Financial Instruments and Exchange Act is still ongoing.

* Explanation of earnings forecasts and other notes:

Forward-looking statements in this earnings release, such as forecasts of results of operations, are based on the information currently available to NTT and certain assumptions that we regard as reasonable and therefore actual results may differ materially from those contained in or suggested by any forward-looking statements. With regard to the assumptions and other related matters concerning forecasts for the fiscal year ending March 31, 2017, please refer to pages 7 and 20.

On Friday, August 5, 2016, NTT will hold a presentation on its financial results for institutional investors and analysts. Shortly thereafter, NTT plans to post on its website explanatory details, along with the materials used at the presentation.

–  2  –

1. Qualitative Information

(1) Qualitative Information Relating to Consolidated Business Results

i. Consolidated results

Three-Month Period Ended June 30, 2016 (April 1, 2016 – June 30, 2016)

	(Billions of yen)
	Three Months Ended June 30, 2015	Three Months Ended June 30, 2016	Change	Percent Change
Operating revenues	2,706.5	2,716.7	10.3	0.4%
Operating expenses	2,347.7	2,229.3	(118.4)	(5.0)%
Operating income	358.8	487.4	128.6	35.9%
Income before income taxes and equity in earnings (losses) of affiliated companies	367.4	446.1	78.7	21.4%
Net income attributable to NTT	193.2	243.6	50.5	26.1%

During the three months ended June 30, 2016, pursuant to its Medium-Term Management Strategy, adopted in May 2015, entitled “Towards the Next Stage 2.0,” NTT implemented measures to embark on a profit growth track by accelerating its self-transformation towards becoming a “Value Partner.”

<Efforts to Expand NTT’s Global Business and Increase Profit Generation>

NTT Group seeks to expand and establish its global business as a cornerstone of its business operations and to accelerate profit generation through the following initiatives.

Specifically, NTT Group promoted cross-selling through collaboration among its group companies, including businesses related to global networks, cloud migration, and IT outsourcing, and received orders from companies in the transportation and finance industries and other industries.

In order to provide security services globally, NTT established NTT Security Corporation, which aggregates the specialized security expertise of NTT Com Security, Solutionary, Dimension Data, NTT Innovation Institute and NTT Communications.

Furthermore, each NTT Group Company has been resolutely engaged in optimizing services and operations and reducing procurement costs by continuously implementing cost reduction measures.

In addition, in order to support the above measures, NTT Group aims to strengthen its group governance and risk management, by increasing the transparency of information regarding group management, further unifying group accounting standards and practices, bolstering cash management, and enhancing collaboration within NTT Group’s global subsidiaries.

<Efforts to Optimize Domestic Network Businesses and Enhance Profitability>

NTT Group aimed to enhance profit generation of its domestic network businesses by optimizing capital investments and reducing costs. With regard to optimizing capital investments, NTT worked to improve the efficiency of its facility use and reduce procurement costs, in addition to simplifying and streamlining its network systems. A project team formed last year is in the process of reviewing various topics and initiatives aimed at generating profits.

In the regional communications business segment, NTT promoted initiatives for its “Hikari Collaboration Model” and subscriptions for Hikari access services for the “Hikari Collaboration Model” reached over 5.0 million. In the mobile communications business segment, NTT worked to enhance profitability by promoting the sales of its “Kake-hodai & Pake-aeru” billing plan through the further expansion of “Zutto DOCOMO Discount” and as a result of strengthened sales promotion, reaching over 31.0 million subscriptions. Through the above efforts, NTT worked to reduce costs beginning with controlling marketing costs.

<Efforts to Achieve Sustainable Growth >

The Japanese government has been developing and implementing a variety of policies centered on the 2020 Tokyo Olympic and Paralympic Games and the Japanese government’s “Vitalization of Local Economies” initiative. NTT Group plans to make use of these opportunities to accelerate migration to the B2B2X model and strengthen measures aimed at creating services that will become the standards of the next generation.

–  3  –

Specifically, NTT entered into a partnership agreement with Kubota Corporation (“Kubota”) through which Kubota’s infrastructure solutions for agriculture and water management capabilities will be combined with NTT’s research and development capabilities and with each NTT Group company’s ICT services, with the goal of new value creation.

In addition, NTT promoted initiatives towards the realization of “Vitalization of Local Economies” through ICT use by, among other things, launching “Iida Cable Television & FLET’S Hikari” and entering into a “Collaboration and Cooperation Framework Agreement” with Ehime Prefecture and Matsuyama City.

As a result of these efforts, NTT Group’s consolidated operating revenues for the three-month period ended June 30, 2016 were ¥2,716.7 billion (an increase of 0.4% from the same period of the previous fiscal year), consolidated operating expenses were ¥2,229.3 billion (a decrease of 5.0% from the same period of the previous fiscal year), consolidated operating income was ¥487.4 billion (an increase of 35.9% from the same period of the previous fiscal year), consolidated income before income taxes and equity in earnings (losses) of affiliated companies was ¥446.1 billion (an increase of 21.4% from the same period of the previous fiscal year), and net income attributable to NTT was ¥243.6 billion (an increase of 26.1% from the same period of the previous fiscal year).

Notes:	(1)	The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States.
	(2)	NTT, NTT East, NTT West, NTT Communications, and NTT DOCOMO are Gold Partners (Telecommunications Services) of the Tokyo 2020 Olympic and Paralympic Games.

ii. Segment results

Results by business segment are as follows.

Regional Communications Business Segment

Three-Month Period Ended June 30, 2016 (April 1, 2016 – June 30, 2016)

	(Billions of yen)
	Three Months Ended June 30, 2015	Three Months Ended June 30, 2016	Change	Percent Change
Operating revenues	836.5	802.9	(33.6)	(4.0)%
Operating expenses	765.4	675.1	(90.3)	(11.8)%
Operating income	71.1	127.8	56.7	79.7%

Operating revenues in the regional communications business segment for the three-month period ended June 30, 2016 decreased 4.0% from the same period of the previous fiscal year to ¥802.9 billion due to, among other things, a decrease in fixed voice-related revenues. On the other hand, operating expenses for the three-month period ended June 30, 2016 decreased 11.8% from the same period of the previous fiscal year to ¥675.1 billion due to efforts to streamline operating expenses, particularly with respect to sales-related expenses in connection with the expansion of the “Hikari Collaboration Model,” in addition to the effect of the change in the depreciation method of property, plant and equipment, among other factors. As a result, segment operating income for the three-month period ended June 30, 2016 increased 79.7% from the same period of the previous fiscal year to ¥127.8 billion.

Number of subscriptions

	(Thousands of subscriptions)
	As of March 31, 2016	As of June 30, 2016	Change	Percent Change
FLET’S Hikari (including Hikari Collaboration Model) (1)	19,259	19,520	261	1.4%
NTT East	10,666	10,839	173	1.6%
NTT West	8,593	8,681	88	1.0%
Hikari Collaboration Model	4,691	5,912	1,221	26.0%
NTT East	3,077	3,781	705	22.9%
NTT West	1,615	2,131	516	32.0%
Hikari Denwa (2)	17,374	17,451	77	0.4%
NTT East	9,123	9,180	58	0.6%
NTT West	8,252	8,271	19	0.2%

Notes:

(1)	Number of FLET’S Hikari (including Hikari Collaboration Model) subscribers includes subscribers to “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light,” “FLET’S Hikari Lightplus” and “FLET’S Hikari WiFi Access” provided by NTT East, subscribers to “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West, and subscribers to the “Hikari Collaboration Model,” the wholesale provision of services by NTT East and NTT West to service providers.
(2)	Figures for “Hikari Denwa” indicate the number of channels (in thousands), and include wholesale services provided by NTT East and NTT West to service providers.

–  4  –

Long Distance and International Communications Business Segment

Three-Month Period Ended June 30, 2016 (April 1, 2016 – June 30, 2016)

	(Billions of yen)
	Three Months Ended June 30, 2015	Three Months Ended June 30, 2016	Change	Percent Change
Operating revenues	518.1	519.0	0.9	0.2%
Operating expenses	496.9	492.0	(4.9)	(1.0)%
Operating income	21.2	27.0	5.8	27.3%

Operating revenues in the long-distance and international communications business segment for the three-month period ended June 30, 2016 increased 0.2% from the same period of the previous fiscal year to ¥519.0 billion. This increase was due to, among other things, an increase in IP/packet communications revenues due to the expansion of “OCN Hikari” and other services, partially offset by a decrease in fixed voice-related revenues and the impact of exchange rate fluctuations on NTT’s overseas businesses. Furthermore, operating expenses for the three-month period ended June 30, 2016 decreased 1.0% from the same period of the previous fiscal year to ¥492.0 billion primarily due to the streamlining of sales-related expenses, among other things. As a result, segment operating income for the three-month period ended June 30, 2016 increased 27.3% from the same period of the previous fiscal year to ¥27.0 billion.

Mobile Communications Business Segment

Three-Month Period Ended June 30, 2016 (April 1, 2016 – June 30, 2016)

	(Billions of yen)
	Three Months Ended June 30, 2015	Three Months Ended June 30, 2016	Change	Percent Change
Operating revenues	1,076.9	1,108.7	31.8	3.0%
Operating expenses	842.2	810.4	(31.8)	(3.8)%
Operating income	234.7	298.3	63.6	27.1%

Despite a decline in revenues from sales of equipment, operating revenues for the mobile communications business segment for the three-month period ended June 30, 2016 increased 3.0% from the same period of the previous fiscal year to ¥1,108.7 billion due to a recovery in IP/packet communications revenues resulting from an increase in the number of subscribers to “Kake-hodai & Pake-aeru” and “docomo Hikari,” as well as an increase in revenues from “dmarket” services and from the Smart Life area. On the other hand, despite an increase in revenue-linked expenses in the “docomo Hikari” and Smart Life areas, operating expenses for the three-month period ended June 30, 2016 decreased 3.8% from the same period of the previous fiscal year to ¥810.4 billion due to a decrease in depreciation expense resulting from the change of the depreciation method of property, plant and equipment, a decrease in the cost of equipment sold and efforts to streamline costs. As a result, segment operating income for the three-month period ended June 30, 2016 increased 27.1% from the same period of the previous fiscal year to ¥298.3 billion.

Number of subscriptions

	(Thousands of subscriptions)
	As of March 31, 2016	As of June 30, 2016	Change	Percent Change
Mobile phone services	70,964	71,614	650	0.9%
“Kake-hodai & Pake-aeru” billing plan	29,704	31,586	1,882	6.3%
LTE(Xi) services	38,679	39,893	1,214	3.1%
FOMA services	32,285	31,721	(564)	(1.7)%

Notes:

The number of Mobile phone services subscribers (including LTE (Xi) and FOMA services) includes subscriptions to communication module services.

–  5  –

Data Communications Business Segment

Three-Month Period Ended June 30, 2016 (April 1, 2016 – June 30, 2016)

	(Billions of yen)
	Three Months Ended June 30, 2015	Three Months Ended June 30, 2016	Change	Percent Change
Operating revenues	360.2	373.5	13.2	3.7%
Operating expenses	341.4	351.6	10.2	3.0%
Operating income	18.9	21.9	3.0	16.0%

Despite the impact of exchange rate fluctuations on NTT’s overseas businesses, operating revenues in the data communications business segment for the three-month period ended June 30, 2016 increased 3.7% from the same period of the previous fiscal year to ¥373.5 billion due to, among other things, expansion of NTT’s domestic businesses. On the other hand, operating expenses for the three-month period ended June 30, 2016 increased 3.0% from the same period of the previous fiscal year to ¥351.6 billion due to, among other things, an increase in revenue-linked expenses. As a result, segment operating income for the three-month period ended June 30, 2016 increased 16.0% from the same period of the previous fiscal year to ¥21.9 billion.

Other Business Segment

Three-Month Period Ended June 30, 2016 (April 1, 2016 – June 30, 2016)

	(Billions of yen)
	Three Months Ended June 30, 2015	Three Months Ended June 30, 2016	Change	Percent Change
Operating revenues	267.1	272.1	5.0	1.9%
Operating expenses	256.8	259.8	3.0	1.2%
Operating income	10.4	12.3	2.0	19.1%

Operating revenues in the other business segment for the three-month period ended June 30, 2016 increased 1.9% from the same period of the previous fiscal year to ¥272.1 billion due to an increase in revenues of NTT Group’s real estate business, among other things. On the other hand, operating expenses for the three-month period ended June 30, 2016 increased 1.2% from the same period of the previous fiscal year to ¥259.8 billion due to, among other things, an increase in revenue-linked expenses. As a result, segment operating income for the three-month period ended June 30, 2016 increased 19.1% from the same period of the previous fiscal year to ¥12.3 billion.

–  6  –

(2) Qualitative Information Relating to Consolidated Financial Position

Net cash provided by operating activities for the three-month period ended June 30, 2016 increased ¥38.3 billion (7.6%) from the same period of the previous fiscal year to ¥539.1 billion. This increase was due to, among other factors, an increase in operating income.

Net cash used in investing activities decreased ¥108.4 billion (18.4%) from the same period of the previous fiscal year to ¥481.7 billion. This decrease was due to, among other factors, a decrease in capital investments.

Net cash used in financing activities increased ¥467.8 billion (223.6%) from the same period of the previous fiscal year to ¥258.6 billion. This increase was due to, among other factors, an increase in stock repurchases by NTT and an increase in stock repurchases by NTT’s subsidiaries.

As a result of the above, NTT Group’s consolidated cash and cash equivalents as of June 30, 2016 totaled ¥869.8 billion, a decrease of ¥218.5 billion (20.1%) from the end of the previous fiscal year.

	(Billions of yen)
	Three Months Ended June 30, 2015	Three Months Ended June 30, 2016	Change	Percent Change
Cash flows provided by operating activities	500.9	539.1	38.3	7.6%
Cash flows used in investing activities	(590.1)	(481.7)	108.4	18.4%
Cash flows provided by (used in) financing activities	209.2	(258.6)	(467.8)	(223.6)%

(3) Qualitative Information Relating to Consolidated Results Forecasts

There are no changes to the consolidated results forecasts for the fiscal year ending March 31, 2017 announced on May 13, 2016. NTT manages its business results on an annual basis, and does not prepare consolidated results forecasts for the six months ending September 30, 2016. For the assumptions used in the consolidated results forecasts and other related matters, please see page 20.

–  7  –

2. Others

(1)	Change in significant consolidated subsidiaries during the three months ended June 30, 2016, that resulted in changes in the scope of consolidation: None

(2)	Adoption of accounting which is simplified or exceptional for quarterly consolidated financial statements: None

(3)	Change of accounting policy: Yes

Change in depreciation method

NTT and its subsidiaries in Japan traditionally used the declining-balance method for calculating depreciation of property, plant, and equipment. Effective April 1, 2016, NTT and its subsidiaries adopted the straight-line method of depreciation.

As NTT Group plans to complete the expansion of its service areas for fiber-optic services and LTE services in the network business, it has been shifting the focus of its capital investments to improving the efficiency in using facilities while maintaining the current functionality. With respect to network services, NTT has started providing the “Hikari Collaboration Model,” the wholesale provision of fiber-optic access services, which can be used by customers of both fixed-line communications services and mobile communications services in the long-term. Through these efforts, NTT expects the stable usage of property, plant, and equipment going forward.

For these reasons, NTT believes that the straight-line depreciation method better reflects the pattern of consumption of the future benefits to be derived from those assets being depreciated.

The effects of the change in the depreciation method is recognized prospectively as a change in the accounting estimate pursuant to FASB ASC-250, “Accounting Changes and Error Corrections.”

In line with the change in the depreciation method, NTT reviewed the residual carrying amount of property, plant, and equipment and other necessary items and made changes where necessary.

As a result of the change in the depreciation method, depreciation expenses on a consolidated basis for the three-month period ended June 30, 2016 decreased by ¥63,624 million. Consolidated net income attributable to NTT and consolidated basic net income attributable to NTT per share for the three-month period ended June 30, 2016 increased by ¥36,044 million and ¥17.27, respectively.

Change in Fiscal Year End of Certain Subsidiaries

As of April 1, 2016, certain of NTT’s consolidated subsidiaries changed their fiscal year ends from December 31 to March 31, thereby eliminating a three-month discrepancy between their fiscal year ends and NTT’s fiscal year end in NTT’s quarterly financial statements. The elimination of this discrepancy was applied as a change in accounting policy. NTT did not make any retrospective adjustments to its financial statements as these changes did not have a material impact on the consolidated financial statements for the three months ended June 30, 2015 or the year ended March 31, 2016. As a result of this change, NTT’s retained earnings, accumulated other comprehensive income (loss) and noncontrolling interests have decreased by ¥214 million, ¥1,454 million and ¥1,408 million, respectively, in each case as of the beginning of the current fiscal year. In addition, the change in cash and cash equivalents resulting from this change in fiscal year end is presented in the consolidated statements of cash flows under “Increase (decrease) in cash and cash equivalents due to change in fiscal year end of consolidated subsidiaries.”

–  8  –

3. CONSOLIDATED FINANCIAL STATEMENTS

(1) Consolidated Balance Sheets

	Millions of yen
	March 31, 2016	June 30, 2016	Increase (Decrease)
ASSETS
Current assets:
Cash and cash equivalents	¥1,088,275	¥869,812	¥(218,463)
Short-term investments	33,076	33,125	49
Notes and accounts receivable, trade	2,733,116	2,360,594	(372,522)
Allowance for doubtful accounts	(45,236)	(50,313)	(5,077)
Accounts receivable, other	473,192	503,151	29,959
Inventories	414,581	445,055	30,474
Prepaid expenses and other current assets	469,529	591,866	122,337
Deferred income taxes	260,446	259,854	(592)

Total current assets	5,426,979	5,013,144	(413,835)

Property, plant and equipment:
Telecommunications equipment	11,586,812	11,523,329	(63,483)
Telecommunications service lines	15,870,097	15,903,387	33,290
Buildings and structures	6,069,437	6,073,637	4,200
Machinery, vessels and tools	1,996,898	1,984,417	(12,481)
Land	1,273,209	1,272,546	(663)
Construction in progress	382,196	373,088	(9,108)

	37,178,649	37,130,404	(48,245)
Accumulated depreciation	(27,626,728)	(27,663,667)	(36,939)

Net property, plant and equipment	9,551,921	9,466,737	(85,184)

Investments and other assets:
Investments in affiliated companies	515,716	496,517	(19,199)
Marketable securities and other investments	474,247	454,003	(20,244)
Goodwill	1,229,208	1,173,145	(56,063)
Software	1,212,482	1,184,496	(27,986)
Other intangible assets	391,977	367,426	(24,551)
Other assets	1,486,840	1,449,692	(37,148)
Deferred income taxes	746,561	753,585	7,024

Total investments and other assets	6,057,031	5,878,864	(178,167)

Total assets	¥21,035,931	¥20,358,745	¥(677,186)

–  9  –

	Millions of yen
	March 31, 2016	June 30, 2016	Increase (Decrease)
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥129,656	¥454,426	¥324,770
Current portion of long-term debt	476,777	430,095	(46,682)
Accounts payable, trade	1,572,797	1,052,904	(519,893)
Current portion of obligations under capital leases	14,711	14,584	(127)
Accrued payroll	430,248	360,133	(70,115)
Accrued taxes on income	249,356	106,150	(143,206)
Accrued consumption tax	83,481	98,435	14,954
Advances received	290,132	322,876	32,744
Deposit received	62,307	175,449	113,142
Other	431,663	445,224	13,561

Total current liabilities	3,741,128	3,460,276	(280,852)

Long-term liabilities:
Long-term debt (excluding current portion)	3,546,203	3,441,578	(104,625)
Obligations under capital leases (excluding current portion)	27,630	26,837	(793)
Liability for employees’ retirement benefits	1,688,611	1,697,403	8,792
Accrued liabilities for point programs	89,003	80,574	(8,429)
Deferred income taxes	166,547	161,849	(4,698)
Other	491,630	498,834	7,204

Total long-term liabilities	6,009,624	5,907,075	(102,549)

Redeemable noncontrolling interests	45,097	42,687	(2,410)

Equity:
NTT shareholders’ equity
Common stock, no par value	937,950	937,950	—
Additional paid-in capital	2,879,560	2,873,627	(5,933)
Retained earnings	5,074,234	5,191,880	117,646
Accumulated other comprehensive income (loss)	(57,055)	(148,160)	(91,105)
Treasury stock, at cost	(883)	(268,294)	(267,411)

Total NTT shareholders’ equity	8,833,806	8,587,003	(246,803)

Noncontrolling interests	2,406,276	2,361,704	(44,572)

Total equity	11,240,082	10,948,707	(291,375)

Total liabilities and equity	¥21,035,931	¥20,358,745	¥(677,186)

–  10  –

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

THREE-MONTH PERIOD ENDED JUNE 30

Consolidated Statements of Income

	Millions of yen
	2015	2016	Increase (Decrease)
Operating revenues:
Fixed voice related services	¥336,376	¥311,770	¥(24,606)
Mobile voice related services	193,130	212,977	19,847
IP / packet communications services	933,708	948,049	14,341
Sale of telecommunications equipment	223,758	186,716	(37,042)
System integration	673,043	688,310	15,267
Other	346,442	368,917	22,475

	2,706,457	2,716,739	10,282

Operating expenses:
Cost of services (exclusive of items shown separately below)	556,044	547,254	(8,790)
Cost of equipment sold (exclusive of items shown separately below)	196,612	175,266	(21,346)
Cost of system integration (exclusive of items shown separately below)	475,755	501,733	25,978
Depreciation and amortization	432,575	359,198	(73,377)
Impairment loss	31	379	348
Selling, general and administrative expenses	686,683	645,514	(41,169)

	2,347,700	2,229,344	(118,356)

Operating income	358,757	487,395	128,638

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(10,978)	(10,006)	972
Interest income	4,365	4,332	(33)
Other, net	15,236	(35,614)	(50,850)

	8,623	(41,288)	(49,911)

Income before income taxes and equity in earnings (losses) of affiliated companies	367,380	446,107	78,727

Income tax expense (benefit):
Current	112,106	129,311	17,205
Deferred	4,488	9,614	5,126

	116,594	138,925	22,331

Income before equity in earnings (losses) of affiliated companies	250,786	307,182	56,396

Equity in earnings (losses) of affiliated companies	4,311	4,613	302

Net income	255,097	311,795	56,698

Less – Net income attributable to noncontrolling interests	61,924	68,167	6,243

Net income attributable to NTT	¥193,173	¥243,628	¥50,455

Per share of common stock *:
Weighted average number of shares outstanding (Shares)	2,117,192,084	2,087,053,427
Net income attributable to NTT (Yen)	¥91.24	¥116.73

*	“Per share of common stock” figures for the three months ended June 30, 2015 have been adjusted to reflect the two-for-one stock split carried out on July 1, 2015.

–  11  –

Consolidated Statements of Comprehensive Income

	Millions of yen
	2015	2016	Increase (Decrease)
Net income	¥255,097	¥311,795	¥56,698
Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on securities	(1,941)	(14,702)	(12,761)
Unrealized gain (loss) on derivative instruments	402	3,378	2,976
Foreign currency translation adjustments	(28,285)	(100,780)	(72,495)
Pension liability adjustments	507	2,576	2,069
Total other comprehensive income (loss)	(29,317)	(109,528)	(80,211)
Total comprehensive income (loss)	225,780	202,267	(23,513)
Less – Comprehensive income attributable to noncontrolling interests	56,127	48,290	(7,837)

Total comprehensive income (loss) attributable to NTT	¥169,653	¥153,977	¥(15,676)

–  12  –

(3) Consolidated Statements of Cash Flows

THREE-MONTH PERIOD ENDED JUNE 30

	Millions of yen
	2015	2016	Increase (Decrease)
Cash flows from operating activities:
Net income	¥255,097	¥311,795	¥56,698
Adjustments to reconcile net income to net cash provided by operating activities –
Depreciation and amortization	432,575	359,198	(73,377)
Impairment losses	31	379	348
Deferred taxes	4,488	9,614	5,126
Losses on disposals of property, plant and equipment	16,867	12,927	(3,940)
Gains on sales of property, plant and equipment	(4,143)	(13,702)	(9,559)
Equity in (earnings) losses of affiliated companies	(4,311)	(4,613)	(302)
(Increase) decrease in notes and accounts receivable, trade	282,118	339,787	57,669
(Increase) decrease in inventories	(60,590)	(39,868)	20,722
(Increase) decrease in other current assets	(121,967)	(144,210)	(22,243)
Increase (decrease) in accounts payable, trade and accrued payroll	(331,187)	(365,518)	(34,331)
Increase (decrease) in accrued consumption tax	(54,783)	17,146	71,929
Increase (decrease) in advances received	62,040	38,083	(23,957)
Increase (decrease) in accrued taxes on income	(19,771)	(141,796)	(122,025)
Increase (decrease) in other current liabilities	60,120	80,372	20,252
Increase (decrease) in liability for employees’ retirement benefits	13,704	8,843	(4,861)
Increase (decrease) in other long-term liabilities	(14,443)	9,657	24,100
Other	(14,971)	61,037	76,008

Net cash provided by operating activities	¥500,874	¥539,131	¥38,257

–  13  –

	Millions of yen
	2015	2016	Increase (Decrease)
Cash flows from investing activities:
Payments for property, plant and equipment	¥(383,011)	¥(388,762)	¥(5,751)
Payments for intangibles	(110,471)	(114,728)	(4,257)
Proceeds from sales of property, plant and equipment	8,250	19,551	11,301
Payments for purchases of non-current investments	(18,737)	(15,260)	3,477
Proceeds from sales and redemptions of non-current investments	6,967	13,940	6,973
Acquisitions of subsidiaries, net of cash acquired	(84,884)	(6,292)	78,592
Payments for purchases of short-term investments	(6,227)	(15,384)	(9,157)
Proceeds from redemptions of short-term investments	5,191	14,156	8,965
Other	(7,137)	11,111	18,248

Net cash used in investing activities	(590,059)	(481,668)	108,391

Cash flows from financing activities:
Proceeds from issuance of long-term debt	59,845	44,546	(15,299)
Payments for settlement of long-term debt	(143,679)	(139,269)	4,410
Proceeds from issuance of short-term debt	1,700,715	1,056,752	(643,963)
Payments for settlement of short-term debt	(1,333,260)	(726,611)	606,649
Dividends paid	(95,273)	(125,768)	(30,495)
Proceeds from sale of (payments for acquisition of) treasury stock, net	(77)	(267,439)	(267,362)
Acquisitions of shares of subsidiaries from noncontrolling interests	(1,179)	(54,641)	(53,462)
Other	22,082	(46,188)	(68,270)

Net cash provided by (used in) financing activities	209,174	(258,618)	(467,792)

Effect of exchange rate changes on cash and cash equivalents	2,628	(14,670)	(17,298)

Net increase (decrease) in cash and cash equivalents	122,617	(215,825)	(338,442)

Cash and cash equivalents at beginning of period	849,174	1,088,275	239,101

Increase (decrease) in cash and cash equivalents due to change in fiscal year end of consolidated subsidiaries	2,028	(2,638)	(4,666)

Cash and cash equivalents at end of period	¥973,819	¥869,812	¥(104,007)

–  14  –

(4) Going Concern Assumption

None

(5) Business Segments

THREE-MONTH PERIOD ENDED JUNE 30

1.	Operating revenues

	(Millions of yen)
	2015	2016	Increase (Decrease)
Regional communications business
External customers	¥717,980	¥673,376	¥(44,604)
Intersegment	118,523	129,517	10,994

Total	836,503	802,893	(33,610)

Long-distance and international communications business
External customers	498,193	498,678	485
Intersegment	19,942	20,342	400

Total	518,135	519,020	885

Mobile communications business
External customers	1,066,389	1,097,062	30,673
Intersegment	10,495	11,608	1,113

Total	1,076,884	1,108,670	31,786

Data communications business
External customers	338,818	350,627	11,809
Intersegment	21,417	22,855	1,438

Total	360,235	373,482	13,247

Other business
External customers	85,077	96,996	11,919
Intersegment	182,048	175,152	(6,896)

Total	267,125	272,148	5,023

Elimination	(352,425)	(359,474)	(7,049)

Consolidated total	¥2,706,457	¥2,716,739	¥10,282

2.	Segment profit

	(Millions of yen)
	2015	2016	Increase (Decrease)
Segment profit
Regional communications business	¥71,131	¥127,791	¥56,660
Long-distance and international communications business	21,220	27,018	5,798
Mobile communications business	234,725	298,313	63,588
Data communications business	18,858	21,868	3,010
Other business	10,356	12,330	1,974

Total segment profit	356,290	487,320	131,030

Elimination	2,467	75	(2,392)

Consolidated total	¥358,757	¥487,395	¥128,638

As indicated in “2(3) Change of accounting policy,” effective April 1, 2016, NTT and its subsidiaries in Japan adopted the straight-line method of depreciation and made changes to the carrying amount of property, plant, and equipment where necessary.

As a result of the change in depreciation method, segment profit on a consolidated basis for the three-month period ended June 30, 2016 increased by ¥27,600 million for “Regional communications business,” ¥2,542 million for “Long distance and international communications business,” ¥33,382 million for “Mobile communications business,” ¥926 million for “Other,” decreased by ¥826 million for “Data communications business,” and increased by ¥63,624 million for “total.”

–  15  –

(6) NTT Shareholders’ Equity

1. Dividends

Cash dividends paid

Resolution	The shareholders’ meeting held on June 24, 2016
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends paid	¥125,768 million
Cash dividends per share	¥60
Record date	March 31, 2016
Date of payment	June 27, 2016

2. Treasury stock

On May 13, 2016, the board of directors resolved that NTT may acquire up to 68 million shares of its outstanding common stock for an amount in total not exceeding ¥350 billion from May 16, 2016 through March 31, 2017. Based on this resolution, NTT repurchased 59,038,100 shares of its common stock at ¥267,384 million on June 14, 2016 using the ToSTNeT-3, and concluded the repurchase of its common stock authorized by board of directors’ resolution.

(7) Subsequent Events

On April 28, 2016, the board of directors of NTT DOCOMO resolved that NTT DOCOMO may acquire up to 99,132,938 shares of its outstanding common stock for an amount in total not exceeding ¥192,514 million from May 2, 2016 through December 31, 2016. Based on this resolution, NTT DOCOMO repurchased 3,462,200 shares of its common stock at ¥9,865 million by way of market purchases based on the discretionary dealing contract in July 2016. As a result, NTT’s ownership interest in NTT DOCOMO further increased from 66.0% to 66.1%. NTT expects to recognize the difference between the consideration paid to the non-controlling interest holders and the decrease in the carrying value of such non-controlling interests resulting from this transaction as an adjustment to “Additional paid-in capital” in the consolidated balance sheet as of September 30, 2016.

–  16  –

4. (Reference)

NON-CONSOLIDATED FINANCIAL STATEMENTS

(1) Non-Consolidated Balance Sheets

(Based on accounting principles generally accepted in Japan)

	Millions of yen
	March 31, 2016	June 30, 2016
ASSETS
Current assets:
Cash and bank deposits	119	6,116
Accounts receivable, trade	1,573	387
Supplies	337	360
Subsidiary deposits	177,796	6
Other	371,541	361,505

Total current assets	551,369	368,376

Fixed assets:
Property, plant and equipment	150,044	146,896
Intangible fixed assets	16,609	14,361
Investments and other assets
Investments in subsidiaries and affiliated companies	5,083,451	5,083,961
Long-term loans receivable to subsidiaries	1,211,416	1,211,416
Other	39,171	38,557

Total investments and other assets	6,334,039	6,333,935

Total fixed assets	6,500,693	6,495,193

TOTAL ASSETS	7,052,062	6,863,570

Notes:	1.	The above non-consolidated quarterly financial statements are exempt from auditor review for purposes of legal disclosure.
	2.	The above non-consolidated quarterly financial statements are prepared based on the “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”

–  17  –

(Reference)

	Millions of yen
	March 31, 2016	June 30, 2016
LIABILITIES
Current liabilities:
Accounts payable, trade	709	94
Current portion of corporate bonds	170,000	100,000
Current portion of long-term borrowings	106,600	106,600
Short-term borrowings	—	23,356
Accrued taxes on income	601	380
Deposits received from subsidiaries	54,113	65,011
Other	24,669	28,798

Total current liabilities	356,693	324,241

Long-term liabilities:
Corporate bonds	686,391	686,404
Long-term borrowings	1,205,874	1,205,874
Long-term borrowings from subsidiaries	50,000	50,000
Liability for employees’ retirement benefits	31,233	31,363
Asset retirement obligations	1,405	1,412
Other	2,540	2,506

Total long-term liabilities	1,977,445	1,977,560

TOTAL LIABILITIES	2,334,138	2,301,801

NET ASSETS
Shareholders’ equity:
Common stock	937,950	937,950
Capital surplus	2,672,826	2,672,826
Earned surplus	1,108,698	1,220,516
Treasury stock	(883)	(268,293)

Total shareholders’ equity	4,718,591	4,562,998

Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	(666)	(1,230)

Total unrealized gains (losses), translation adjustments, and others	(666)	(1,230)

TOTAL NET ASSETS	4,717,924	4,561,768

TOTAL LIABILITIES AND NET ASSETS	7,052,062	6,863,570

Notes:	1.	The above non-consolidated quarterly financial statements are exempt from auditor review for purposes of legal disclosure.
	2.	The above non-consolidated quarterly financial statements are prepared based on the “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”

–  18  –

(Reference)

(2) Non-Consolidated Statements of Income

THREE-MONTH PERIOD ENDED JUNE 30

(Based on accounting principles generally accepted in Japan)

	Millions of yen
	2015	2016
Operating revenues	224,022	269,147
Operating expenses	30,401	29,480

Operating income	193,620	239,666

Non-operating revenues:
Interest income	4,043	3,357
Lease and rental income	2,623	2,599
Miscellaneous income	308	116

Total non-operating revenues	6,975	6,073

Non-operating expenses:
Interest expenses	3,147	2,963
Corporate bond interest expenses	3,308	2,699
Miscellaneous expenses	1,268	2,130

Total non-operating expenses	7,723	7,793

Recurring profit	192,872	237,945

Income before income taxes	192,872	237,945

Income taxes	333	359

Net income	192,539	237,586

(Reference) Major components of operating revenues
Dividends received	191,745	236,655
Revenues from group management	4,629	5,257
Revenues from basic R&D	25,500	25,000

Notes:	1.	The above non-consolidated quarterly financial statements are exempt from auditor review for purposes of legal disclosure.
	2.	The above non-consolidated quarterly financial statements are prepared based on the “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”

–  19  –

[Note]

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

–  20  –

Attachment

Nippon Telegraph and Telephone Corporation

August 5, 2016

NTT’s Shares and Shareholders (as of June 30, 2016)

1.	Classification of Shareholders

Details	NTT’s Shares and Shareholders (1 unit = 100 shares)								Shares Representing Less Than One Unit
	Government and Public Bodies	Financial Institutions	Securities Firms	Other Domestic Corporations	Foreign Corporations, etc.		Domestic Individuals, etc.	Total
					Non- Individuals	Individuals
Total Holders	4	266	77	5,699	1,432	758	694,891	703,127	—
Total Shares (Units)	6,791,447	3,561,041	69,661	240,970	6,494,304	8,871	3,770,647	20,936,941	2,700,370
%	32.44	17.01	0.33	1.15	31.02	0.04	18.01	100.00	—

Notes:	(1)	The total number of units held by “Domestic Individuals, etc.” includes 592,995 units of treasury stock, and the number of “Shares Representing Less Than One Unit” includes 67 shares of treasury stock. 59,299,567 shares of treasury stock are recorded in the shareholders’ register; the actual number of shares of treasury stock as of June 30, 2016 was 59,298,967.
	(2)	The total number of units held by “Other Domestic Corporations” includes 295 units held in the name of the Japan Securities Depository Center, and the number of “Shares Representing Less Than One Unit” includes 44 shares held in the name of the Japan Securities Depository Center.
	(3)	There were 187,025 shareholders who only own shares representing less than one unit as of June 30, 2016.

2.	Classification by Number of Shares Held

Details	NTT’s Shares and Shareholders (1 unit = 100 shares)								Shares Representing Less Than One Unit
	At Least 1,000 Units	At Least 500 Units	At Least 100 Units	At Least 50 Units	At Least 10 Units	At Least 5 Units	At Least 1 Unit	Total
Number of Holders	580	251	1,302	2,074	59,240	84,294	555,386	703,127	—
%	0.08	0.04	0.19	0.29	8.43	11.99	78.99	100.00	—
Total Shares (Units)	17,498,731	177,076	259,285	133,503	939,465	557,856	1,371,025	20,936,941	2,700,370
%	83.58	0.85	1.24	0.64	4.49	2.66	6.55	100.00	—

Notes:	(1)	“At Least 1,000 Units” includes 592,995 units of treasury stock, and the number of “Shares Representing Less Than One Unit” includes 67 shares of treasury stock.
	(2)	“At Least 100 Units” includes 295 units held in the name of the Japan Securities Depository Center, and the number of “Shares Representing Less Than One Unit” includes 44 shares held in the name of the Japan Securities Depository Center.

3.	Principal Shareholders

Name	Shareholdings (in thousands of shares)	Percentage of Total Shares Issued (%)
The Minister of Finance	679,123	32.39
Japan Trustee Services Bank, Ltd. (Trust Account)	86,232	4.11
The Master Trust Bank of Japan, Ltd. (Trust Account)	60,543	2.89
Moxley and Co LLC	31,531	1.50
State Street Bank and Trust Company	26,999	1.29
Japan Trustee Services Bank, Ltd. (Trust Account 9)	26,026	1.24
JP Morgan Chase Bank 385632	19,826	0.95
State Street Bank and Trust Company 505202	19,390	0.92
JP Morgan Chase Bank 380055	16,677	0.80
State Street Bank and Trust Company 505225	15,813	0.75

Total	982,163	46.85

Notes:	(1)	Shareholdings is rounded down to the nearest thousand.
	(2)	NTT’s holdings of treasury stock (59,298,967shares) are not included in the above table.
	(3)	Percentage of Total Shares Issued includes treasury stock.

–  21  –

Financial Results for the Three Months Ended June 30, 2016

August 5, 2016

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

* “E” in this material represents that the figure is a plan or projection for operation.

** “FY” in this material indicates the fiscal year ending March 31 of the succeeding year.

*** “1Q” in this material represents the 3-month period beginning on April 1 and ending on June 30.

Financial Results for the Three Months Ended June 30, 2016

Copyright (c) 2016 Nippon Telegraph and Telephone Corporation

Consolidated Results and Forecasts (U.S. GAAP)

FY2016/1Q Highlights

(Billions of yen)

	FY2016/1Q	Change year-on-year	[%]	FY2015/1Q	FY2016 Forecasts	% progress compared to FY2016 Forecasts
Operating Revenues	2,716.7	+10.3	+0.4%	2,706.5	11,450.0	23.7%
Operating Expenses	2,229.3	(118.4)	(5.0)%	2,347.7	10,020.0	22.2%
Operating Income	487.4	+128.6	+35.9%	358.8	1,430.0	34.1%
Net Income*	243.6	+50.5	+26.1%	193.2	750.0	32.5%

FY2016/1Q Consolidated Results and Forecasts Highlights (U.S. GAAP)

Operating Revenues increased for the sixth consecutive year, due to an increase in Operating Revenues in the Mobile communications business segment Operating Income increased for the second consecutive year due to an increase in Operating Income in all segments Net Income increased for the second consecutive year, due to an increase in Operating Income

(Billions of yen)

FY2016/1Q % progress FY2016 compared to FY2015/1Q

Forecasts FY2016 Change Forecasts

[%] year-on-year

Operating

2,716.7 +10.3 +0.4% 2,706.5 11,450.0 23.7%

Revenues Operating

2,229.3 (118.4) (5.0)% 2,347.7 10,020.0 22.2%

Expenses Operating

487.4 +128.6 +35.9% 358.8 1,430.0 34.1%

Income

Net Income* 243.6 +50.5 +26.1% 193.2 750.0 32.5%

*Net income represents net income attributable to NTT, excluding noncontrolling interests.

* Net income represents net income attributable to NTT, excluding noncontrolling interests.

Financial Results for the Three Months Ended June 30, 2016

Copyright (c) 2016 Nippon Telegraph and Telephone Corporation

FY2016/1Q Topics

Expansion of Global Cloud Services

Overseas Sales: ¥ 438.2 billion (¥10.2 billion increase year-on-year)

Overseas Operating Income*1: ¥ 15.6 billion (¥0.9 billion decrease year-on-year)

Enhanced Operating Revenues from Network Services Expansion of NTT’s user base

71.61 million mobile phone subscribers (net increase of 0.65 million subscribers) including 31.59 million subscribers to “Kake-hodai & Pake-aeru” (net increase of 1.88 million subscribers)

19.52 million FTTH subscribers (net increase of 0.26 million subscribers) including 5.91 million subscribers to the “Hikari Collaboration Model” (opened connections of 1.34 million subscribers (0.53 million new subscribers and 0.82 million subscribers who switched subscriptions from FLET’S Hikari to the Hikari Collaboration Model))

Growing number of Wi-Fi area owners*2: 461 (+68 increase year-on-year)

Cost reductions (fixed/mobile access lines) : Reduction of ¥ 488.0 billion (total*3) (reduction of ¥ 74.0 billion for this quarter)

Promotion of the B2B2X Model

Started initiatives aimed at the launch of device-linking services using “corevoTM” AI technology as a base Initiatives to use ICT in sports and traditional arts (such as, Super Kabuki, triathlon)

Shareholders returns

Completed ¥267.4 billion of share buybacks (59.04 million shares), of primarily Japanese government-owned shares

*1 Operating Income excludes M&A-related temporary expenses, such as depreciation costs of intangible fixed assets.

*2 Total number of large-scale corporate or local government customers. Excludes small-scale restaurants, etc.

*3 Compared to FY2014.

Financial Results for the Three Months Ended June 30, 2016

Copyright (c) 2016 Nippon Telegraph and Telephone Corporation

Consolidated Results and Forecasts (U.S. GAAP)

FY2016 Contributing Factors by Segment

NTT

Operating Revenues
Operating Income
(Billions of yen)
2,706.5*
+10.3
2,716.7*
267.1
+5.0
272.1
360.2
+13.2
373.5
1,076.9
+31.8
1,108.7
518.1
+0.9
519.0
836.5
(33.6)
802.9
FY2015 4-6
FY2016 4-6
358.8*
487.4*
+128.6
10.4
18.9
+2.0
+3.0
12.3
21.9
234.7
+63.6
298.3
21.2
+5.8
27.0
71.1
+56.7
127.8
FY2015 4-6
FY2016 4-6
Other business
Data communications business
Mobile communications business
Long distance and international communications business
Regional communications business

*Includes adjustments such as elimination

−4−

Copyright (c) 2016 Nippon Telegraph and Telephone Corporation

Consolidated Results and Forecasts (U.S. GAAP)

FY2016 Contributing Factors by Segment :

Regional communications business: Operating Income increased due to a reduction of marketing costs. :

Long distance and international communications business:

Operating Revenues and Operating Income both increased due to the improvement of various cost efficiencies, despite intensifying competition. :

Mobile communications business: Operating Revenues and Operating Income both increased due to an increase in revenues for mobile communications services and the “Smart Life” area, in addition to the improvement of cost efficiencies. :

Data communications business: Operating Revenues and Operating Income both increased due to increased sales and the improvement of cost rate.

Operating Revenues

Operating Income

* *FY2015 4-6 FY2016 4-6

FY2015 4-6 FY2016 4-6

FY2015 4-6

*Includes adjustments such as elimination

Financial Results for the Three Months Ended June 30, 2016

Copyright (c) 2016 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services

Progress of Broadband Services

Number of Subscribers for Fixed Broadband Services

NTT

Number of subscribers *1*2

FLET'S ADSL
FLET'S Hikari (including Hikari Collaboration Model)
Hikari Denwa
(Thousands)
22,000
20,000
18,000
16,000
14,000
12,000
0
20,113
1,162
18,951
[1,322]
17,243
20,161
1,125
19,036
[2,348]
17,293
20,248
1,090
19,157
[3,478]
17,335
20,312
1,053
19,259
[4,691]
17,374
20,540
1,019
19,520
[5,912]
17,451
20,755
896
19,859
[8,241]
17,474
2015.6
2015.9
2015.12
2016.3
2016.6
2017.3E

Changes from the preceding quarter

(Thousands)

	FY2015 4-6	FY2015 7-9	FY2015 10-12	FY2015 1-3	FY2016 4-6	FY2015	FY2016E
FLET'S Hikari *1	235	85	121	102	261	543	600
Number of opened connections *3	810	559	580	669	786	2,619	2,600
FLET'S ADSL	(58)	(37)	(35)	(37)	(34)	(167)	(157)
Hikari Denwa *4 *5	135	50	42	39	77	267	100

Number Progress of Broadband of Subscribers Services for Fixed Broadband Services

Number of subscribers *1*2

(Thousands)

FLET’S ADSL

FLET’S Hikari (including Hikari Collaboration Model) Hikari Denwa

[4,691] [5,912] [1,322] [2,348] [3,478]

[8,241]

Changes from the preceding quarter

*1

* 3

*4 *5

*1 Number of FLET’S Hikari (including Hikari Collaboration Model) subscribers includes BFLET’S, FLET’S Hikari Next, FLET’S Hikari Light, FLET’S Hikari Lightplus, and FLET’S Hikari WiFi Access provided by NTT East, BFLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown, FLET’S Hikari Next, FLET’S Hikari Light and FLET’S Hikari WiFi Access provided by NTT West, and wholesale services (Hikari Collaboration Model) provided by both NTT East and NTT West.

*2 Figures in [ ] represent the number of subscribers to “Hikari Collaboration Model,” the wholesale provision of services by NTT East and NTT West to service providers.

*3 Number of opened connections excludes openings as a result of relocations.

*4 Numbers for Hikari Denwa include wholesale services provided to service providers by NTT East and NTT West.

*5 Numbers of Hikari Denwa subscribers are presented in thousands of channels.

*1 Number of FLET’S Hikari (including Hikari Collaboration Model) subscribers includes B FLET’S, FLET’S Hikari Next, FLET’S Hikari Light, FLET’S Hikari Lightplus, and FLET’S Hikari WiFi Access provided by NTT East, B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown, FLET’S Hikari Next, FLET’S Hikari Light and FLET’S Hikari WiFi Access provided by NTT West, and wholesale services (Hikari Collaboration Model) provided by both NTT East and NTT West.

*2 Figures in [ ] represent the number of subscribers to “Hikari Collaboration Model,” the wholesale provision of services by NTT East and NTT West to service providers.

*3 Number of opened connections excludes openings as a result of relocations.

*4 Numbers for Hikari Denwa include wholesale services provided to service providers by NTT East and NTT West.

*5 Numbers of Hikari Denwa subscribers are presented in thousands of channels.

Copyright (c) 2016 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services

Number of Subscribers for Mobile Broadband Services

NTT

Number of subscribers *

LTE("Xi")
FOMA
(Thousands)
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
67,532
68,494
69,602
70,964
71,614
75,300
32,609
34,504
36,293
38,679
39,893
44,600
34,923
33,989
33,309
32,285
31,721
30,700
2015.6
2015.9
2015.12
2016.3
2016.6
2017.3E

Changes from the preceding quarter

(Thousands)

	FY2015				FY2016	FY2015	FY2016E
	4-6	7-9	10-12	1-3	4-6		
LTE("Xi")+FOMA	936	962	1,108	1,362	650	4,368	4,400

−6−

Copyright (c) 2016 Nippon Telegraph and Telephone Corporation

Number Progress of Broadband of Subscribers Services for Mobile Broadband Services

Number of subscribers *

(Thousands)

LTE(“Xi”) FOMA

Changes from the preceding quarter

* The number of subscribers for Mobile Broadband Services includes communications module service subscribers

Financial Results for the Three Months Ended June 30, 2016

Copyright (c) 2016 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services

Number of Subscribers for Video Services

(Thousands)
5,000
4,000
3,000
2,000
1,000
0
FLET'S TV*1 *2
Hikari TV
4,416
1,378
3,038
4,442
1,398
3,043
4,464
1,417
3,047
4,484
1,432
3,052
4,492
1,445
3,047
4,516
1,456
3,060
2015.6
2015.9
2015.12
2016.3
2016.6
2017.3E

–7–

Copyright (c) 2016 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services

Number of Subscribers for Video Services

(Thousands) 1 2

FLET’S TV * * Hikari TV

*1 “FLET’S TV” requires a subscription to “FLET’S TV Transmission Services” provided by NTT East and NTT West, and a subscription to SKY Perfect JSAT’s “SKY Perfect JSAT

Facility Use Services” broadcast service.

*2 Numbers of subscribers to “FLET’S TV Transmission Services” include wholesale services provided to service providers by NTT East and NTT West.

Financial Results for the Three Months Ended June 30, 2016

Copyright (c) 2016 Nippon Telegraph and Telephone Corporation

Financial Information

Details of Consolidated Statement of Income

Operating Revenues [year-on-year : +10.3]

(Billions of yen)

2,706.5
Voice related services revenues
4.8
Fixed voice : (24.6)
Mobile voice : +19.8
SI revenues and sales of telecommunications equipment
21.8
Systems Integration : +15.3
Telecommunications equipment : (37.0)
IP/packet communications services revenues
14.3
Other revenues
22.5
2,716.7
FY2015/1Q
FY2016/1Q

Operating Expenses [year-on-year : (118.4)]

2,347.7
79.2
Depreciation expenses and loss on disposal of assets
Expenses for purchase of goods and services and other expenses
29.4
Personnel expenses
11.8
Other expenses
2.0
2,229.3
FY2015/1Q
FY2016/1Q

Details of Consolidated Statement of Income

Operating

(Billions of yen)

Revenues [year-on-year+10.3]

Voice related services revenues Other revenues SI revenues and sales of telecommunications IP/packet 4.8 equipment communications 22.5 services revenues

2,706.5 Fixed voice: (24.6) 21.8 14.3

Mobile voice: +19.8 2,716.7 Systems Integration:

+15.3 Telecommunications equipment: (37.0)

FY2015/1Q FY2016/1Q

Operating

Expenses [year-on-year- (118.4)]

Expenses for purchase

79.2 of goods and services and other expenses

2,347.7 Depreciation 29.4 Personnel expenses expenses and loss on Other expenses disposal 11.8 2.0 of assets 2,229.3

FY2015/1Q FY2016/1Q

Financial Results for the Three Months Ended June 30, 2016

Copyright (c) 2016 Nippon Telegraph and Telephone Corporation

Details of Consolidated Balance Sheet

(Billions of yen)

March 31, 2016

21,035.9

Assets 21,035.9

- Cash and Cash Equivalents 1,088.3
- Depreciable Assets (property, plant and equipment) 7,896.5
- Deferred Income Taxes 1,007.0

Liabilities 9,750.8

- Interest-Bearing Debt 4,163.3
- Liability for Employees' Retirement Benefits 1,688.6
- Other 45.1

Equity 11,240.1

- Accumulated Other Comprehensive Income (57.1)
- Treasury Stock (0.9)

June 30, 2016

20,358.7

Assets 20,358.7 [(677.2)]

- Cash and Cash Equivalents 869.8 [(218.5)]
- Depreciable Assets (property, plant and equipment) 7,821.1 [(75.4)]
- Deferred Income Taxes 1,013.4 [+6.4]

Liabilities 9,367.4 [(383.4)]

- Interest-Bearing Debt 4,353.6 [+190.3)]
- Liability for Employees' Retirement Benefits 1,697.4 [+8.8]
- Other 42.7[(2.4)]

Equity 10,948.7 [(291.4)]

- Accumulated Other Comprehensive Income (148.2) [(91.1)]
- Treasury Stock (268.3) [(267.4)]

−9−

Copyright (c) 2016 Nippon Telegraph and Telephone Corporation

Details of Consolidated Balance Sheet

March 31, 2016 June 30, 2016

(Billions of yen)

21,035.9

20,358.7

Assets Liabilities

9,750.8 21,035.9

Interest-Bearing Debt 4,163.3

Cash and Cash Equivalents

1,088.3 Liability for Employees’ Retirement Benefits 1,688.6

Depreciable Assets

Other (property, plant and 45.1 equipment)

7,896.5 Equity

11,240.1

Deferred Income Accumulated Other Taxes Comprehensive Income

(57.1)

1,007.0

Treasury Stock (0.9)

Assets Liabilities

20,358.7 9,367.4

[(677.2)] [(383.4)]

Interest-Bearing Debt

Cash and Cash 4,353.6

[+190.3)]

Equivalents 869.8

Liability for Employees’ [(218.5)] Retirement Benefits 1,697.4

[+8.8]

Depreciable Assets

(property, plant and Other equipment) 42.7[(2.4)]

7,821.1 Equity

[(75.4)]

10,948.7

[(291.4)]

Deferred Income Accumulated Other Taxes Comprehensive Income (148.2)

1,013.4 [(91.1)]

[+6.4]

Treasury Stock (268.3)

[(267.4)]

Financial Results for the Three Months Ended June 30, 2016

Copyright (c) 2016 Nippon Telegraph and Telephone Corporation

NTT

Details of Consolidated Cash Flows

Cash flows from operating activities (A)
Cash flows from investing activities (B)
FCF (A) + (B)
Cash flows from financing activities
(Billions of yen)
1,000
500
0
(500)
(1,000)
500.9
539.1
+38.3
Increase in net income [+56.7]
(590.1)
(481.7)
+108.4
Acquisitions/Sales of property, plant, equipment and intangibles [+1.3]
Acquisitions of subsidiaries [+78.6]
(89.2)
57.5
+146.6
209.2
(258.6)
(467.8)
Increase/Decrease in debt [(48.2)]
Acquisition of treasury stock [(267.4)]
Acquisition of shares of subsidiaries [(53.5)]
FY2015/1Q
FY2016/1Q
Increase/Decrease from the same period of the previous fiscal year

—10—

Copyright (c) 2016 Nippon Telegraph and Telephone Corporation

Details of Consolidated Cash Flows

Cash flows from Cash flows from FCF Cash flows from operating investing (A) + (B) financing activities activities activities (A) (B) Billions of yen

+108.4

Acquisitions/Sales of property, plant, equipment and intangibles

[+1.3] +146.6 Acquisitions of subsidiaries [+78.6]

+38.3

Increase in net income

[+56.7] (467.8) Increase/Decrease in debt [(48.2)] Acquisition of treasury stock [(267.4)] Acquisition of shares of subsidiaries [(53.5)]

Increase/Decrease from the same FY2015/1Q FY2016/1Q period of the previous fiscal year

Financial Results for the Three Months Ended June 30, 2016

Copyright (c) 2016 Nippon Telegraph and Telephone Corporation

Details of Capital Investment

(Billions of yen)
1,817.5
374.8
43.9
26.2
23.1
68.3
64.8
148.5
1,687.2
285.8
33.9
26.8
28.0
57.9
46.1
93.1
1,720.0
284.4
45.4
28.5
25.1
46.2
42.1
97.1
Other
NTT DATA (Consolidated)
NTT Communications
NTT West
NTT East
NTT DOCOMO (Consolidated)
FY2014/1Q
FY2014
FY2015/1Q
FY2015
FY2016/1Q
FY2016E

—11—

Copyright (c) 2016 Nippon Telegraph and Telephone Corporation

Details of Capital Investment

1,817.5 (Billions of yen)

FY2014/1Q FY2015/1Q FY2016/1Q

FY2014 FY2015 FY2016E

Financial Results for the Three Months Ended June 30, 2016

Copyright (c) 2016 Nippon Telegraph and Telephone Corporation

Shareholder Returns

Shareholder Returns

Share buybacks
(Billions of yen)
120.0
86.2
100.0
366.5
539.4
94.4
200.0
381.7
150.0
406.5
338.1
93.6
267.4
FY 1999
FY 2002
FY 2003
FY 2004
FY 2005
FY 2007
FY 2008
FY 2011
FY 2012
FY 2013
FY 2014
FY 2015
FY 2016 E

Dividends per share
Pay-out ratio
Note: Dividends have been adjusted to reflect the two-for-one stock split carried out on July 1, 2015
(Yen)
25
30
30
40
45
55
60
60
70
80
85
90
110
120
12.3%
13.0%
17.1%
23.0%
19.5%
27.5%
32.3%
31.2%
38.2%
37.2%
33.4%
38.0%
31.4%
33.1%
FY 2003
FY 2004
FY 2005
FY 2006
FY 2007
FY 2008
FY 2009
FY 2010
FY 2011
FY 2012
FY 2013
FY 2014
FY 2015
FY 2016 E

Shareholder Returns

Share buybacks (Billions of yen)

539.4

406.5 366.5 381.7

267.4 338.1 200.0 120.0 150.0 100.0 94.4 93.6

86.2

FY 1999 FY 2002 FY 2003 FY 2004 FY 2005 FY 2007 FY 2008 FY 2011 FY 2012 FY 2013 FY 2014 FY 2015 FY 2016 E

Dividends per 120(Yen)

share Pay-out ratio 110

Note: Dividends have been adjusted to reflect the two-for-one stock split carried out on July 1, 2015 90

85

70 80

60 60 38.0%

55 38.2% 37.2%

45 32.3% 33.4% 33.1%

40 31.2% 31.4%

25 30 30 23.0% 27.5%

13.0% 19.5%

12.3%

17.1%

FY 2003 FY 2004 FY 2005 FY 2006 FY 2007 FY 2008 FY 2009 FY 2010 FY 2011 FY 2012 FY 2013 FY 2014 FY 2015 FY 2016 E

Financial Results for the Three Months Ended June 30, 2016

Copyright (c) 2016 Nippon Telegraph and Telephone Corporation

12

August 5, 2016

FOR IMMEDIATE RELEASE

Financial Statements for the Three Months Ended June 30, 2016

The financial results of Nippon Telegraph and Telephone East Corporation (NTT East) for the three months ended June 30, 2016 are presented in the following attachments.

(Attachments)

1.	Non-Consolidated Comparative Balance Sheets

2.	Non-Consolidated Comparative Statements of Income

3.	Business Results (Non-Consolidated Operating Revenues)

For inquiries, please contact:

Mr. Kenkichi Nakata or Mr. Mr. Masaki Akutsu

Accounting Section, Finance Division

Nippon Telegraph and Telephone East Corporation

Tel: +81-3-5359-3331

E-mail: kessan_info@sinoa.east.ntt.co.jp

1. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2016	June 30, 2016	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	395,419	379,293	(16,125)
Antenna facilities	3,791	3,775	(15)
Terminal equipment	31,807	29,451	(2,356)
Local line facilities	835,446	838,152	2,705
Long-distance line facilities	3,353	3,179	(173)
Engineering facilities	595,052	590,467	(4,584)
Submarine line facilities	872	837	(35)
Buildings	420,792	415,545	(5,246)
Construction in progress	17,626	15,366	(2,259)
Other	263,272	261,119	(2,153)
Total property, plant and equipment	2,567,433	2,537,189	(30,244)
Intangible fixed assets	84,019	80,466	(3,552)
Total fixed assets - telecommunications businesses	2,651,453	2,617,656	(33,797)
Investments and other assets
Other investments and assets	187,503	186,682	(821)
Allowance for doubtful accounts	(913)	(887)	26
Total investments and other assets	186,589	185,794	(795)
Total fixed assets	2,838,043	2,803,450	(34,592)

Current assets:
Cash and bank deposits	8,675	5,811	(2,863)
Notes receivable	—	16	16
Accounts receivable, trade	224,181	204,072	(20,109)
Supplies	26,221	25,720	(500)
Other current assets	341,341	297,795	(43,546)
Allowance for doubtful accounts	(442)	(412)	30
Total current assets	599,977	533,004	(66,973)

TOTAL ASSETS	3,438,021	3,336,454	(101,566)

	(Millions of yen)
	March 31, 2016	June 30, 2016		Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	365,835		365,835	—
Liability for employees’ retirement benefits	235,919		239,340	3,420
Reserve for point services	8,574		9,404	830
Reserve for unused telephone cards	8,671		8,341	(329)
Allowance for environmental measures	5,289		5,289	—
Asset retirement obligations	1,092		952	(140)
Other long-term liabilities	23,092		23,074	(17)
Total long-term liabilities	648,475		652,238	3,763
Current liabilities:
Current portion of long-term borrowings from parent company	65,120		65,120	—
Accounts payable, trade	85,229		33,190	(52,039)
Accrued taxes on income	11,793	*	7,277	(4,515)
Allowance for environmental measures	2,601		2,600	(0)
Asset retirement obligations	—		190	190
Other current liabilities	428,764		382,458	(46,306)
Total current liabilities	593,508		490,837	(102,670)

TOTAL LIABILITIES	1,241,983		1,143,076	(98,907)

NET ASSETS
Shareholders’ equity:
Common stock	335,000		335,000	—
Capital surplus	1,499,726		1,499,726	—
Earned surplus	357,191		355,606	(1,584)
Total shareholders’ equity	2,191,918		2,190,333	(1,584)
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	4,119		3,044	(1,074)
Total unrealized gains (losses), translation adjustments, and others	4,119		3,044	(1,074)

TOTAL NET ASSETS	2,196,037		2,193,378	(2,659)

TOTAL LIABILITIES AND NET ASSETS	3,438,021		3,336,454	(101,566)

Note:	*NTT East participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

2. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Three months ended June 30, 2015		Three months ended June 30, 2016		Increase (Decrease)	Year ended March 31, 2016
Telecommunications businesses:
Operating revenues		403,536		385,050	(18,486)	1,585,580
Operating expenses		357,654		324,919	(32,735)	1,444,775
Operating income from telecommunications businesses		45,881		60,130	14,249	140,804

Supplementary businesses:
Operating revenues		26,201		25,090	(1,110)	136,726
Operating expenses		21,380		21,096	(284)	115,702
Operating income from supplementary businesses		4,820		3,994	(826)	21,024
Operating income		50,701		64,125	13,423	161,828

Non-operating revenues:
Interest income		22		6	(16)	138
Dividends received		3,072		3,155	82	3,169
Gains on sales of fixed assets		1,821		13,538	11,717	7,789
Miscellaneous income		945		672	(273)	6,415
Total non-operating revenues		5,861		17,371	11,510	17,512

Non-operating expenses:
Interest expenses		1,244		1,170	(73)	4,987
Miscellaneous expenses		242		122	(120)	914
Total non-operating expenses		1,486		1,292	(193)	5,901
Recurring profit		55,076		80,203	25,127	173,439
Special losses		—		—	—	3,758
Income before income taxes		55,076		80,203	25,127	169,681
Income taxes	*	14,098	*	22,393	8,294	50,895
Net income		40,978		57,810	16,832	118,786

Note:	* NTT East participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

3. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Three months ended June 30, 2015	Three months ended June 30, 2016	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2016
Voice transmission services revenues (excluding IP services revenues)	110,051	101,448	(8,602)	(7.8)	427,802
Monthly charge revenues*	82,076	76,586	(5,490)	(6.7)	321,137
Call rates revenues*	8,022	6,900	(1,121)	(14.0)	30,319
Interconnection call revenues*	13,241	11,762	(1,478)	(11.2)	51,118
IP services revenues	217,007	213,354	(3,652)	(1.7)	855,444
Leased circuit services revenues (excluding IP services revenues)	28,667	24,066	(4,601)	(16.1)	103,761
Telegram services revenues	3,608	3,163	(445)	(12.3)	12,812
Other telecommunications services revenues	44,201	43,017	(1,184)	(2.7)	185,759

Telecommunications total revenues	403,536	385,050	(18,486)	(4.6)	1,585,580

Supplementary business total revenues	26,201	25,090	(1,110)	(4.2)	136,726

Total operating revenues	429,737	410,140	(19,596)	(4.6)	1,722,307

*	Partial listing only

August 5, 2016

FOR IMMEDIATE RELEASE

Financial Results for the Three Months Ended June 30, 2016

The financial results of Nippon Telegraph and Telephone West Corporation (NTT West) for the three months ended June 30, 2016 are presented in the following attachments.

(Attachments)

1.	Non-Consolidated Comparative Balance Sheets

2.	Non-Consolidated Comparative Statements of Income

3.	Business Results (Non-Consolidated Operating Revenues)

For inquiries, please contact:

Junichiro Maekawa or Ryosuke Yamashita

Accounting Section, Finance Division

Nippon Telegraph and Telephone West Corporation

Tel: +81-6-4793-3141

E-mail: kessan-info@west.ntt.co.jp

1. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2016	June 30, 2016	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	371,004	350,918	(20,085)
Antenna facilities	6,224	6,173	(51)
Terminal equipment	17,166	15,913	(1,252)
Local line facilities	993,040	997,454	4,413
Long-distance line facilities	2,138	2,002	(136)
Engineering facilities	530,501	525,975	(4,525)
Submarine line facilities	3,587	3,473	(114)
Buildings	327,911	322,813	(5,098)
Construction in progress	18,488	18,600	111
Other	220,696	220,548	(147)
Total property, plant and equipment	2,490,761	2,463,874	(26,886)
Intangible fixed assets	65,914	63,926	(1,988)
Total fixed assets - telecommunications businesses	2,556,676	2,527,801	(28,875)
Investments and other assets
Other investments and assets	170,251	169,436	(815)
Allowance for doubtful accounts	(638)	(620)	17
Total investments and other assets	169,613	168,815	(798)
Total fixed assets	2,726,289	2,696,616	(29,673)

Current assets:
Cash and bank deposits	21,765	16,436	(5,329)
Accounts receivable, trade	201,155	169,425	(31,730)
Supplies	34,656	34,402	(253)
Other current assets	163,910	133,885	(30,025)
Allowance for doubtful accounts	(514)	(507)	7
Total current assets	420,973	353,642	(67,330)

TOTAL ASSETS	3,147,263	3,050,258	(97,004)

	(Millions of yen)
	March 31, 2016	June 30, 2016		Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	651,707		651,707	—
Liability for employees’ retirement benefits	233,574		235,531	1,957
Reserve for point services	4,672		2,993	(1,678)
Reserve for unused telephone cards	8,200		7,888	(311)
Allowance for environmental measures	9,074		9,074	—
Asset retirement obligations	361		358	(2)
Other long-term liabilities	5,544		5,370	(173)
Total long-term liabilities	913,134		912,925	(208)
Current liabilities:
Current portion of long-term borrowings from parent company	127,120		57,120	(70,000)
Accounts payable, trade	70,067		30,945	(39,122)
Short-term borrowings	142,465		205,760	63,295
Accrued taxes on income	8,102	*	3,451	(4,651)
Allowance for loss on disaster	—		4,670	4,670
Allowance for environmental measures	2,467		2,456	(11)
Asset retirement obligations	—		4	4
Other current liabilities	327,940		290,156	(37,783)
Total current liabilities	678,163		594,564	(83,598)

TOTAL LIABILITIES	1,591,297		1,507,490	(83,807)

NET ASSETS
Shareholders’ equity:
Common stock	312,000		312,000	—
Capital surplus	1,170,054		1,170,054	—
Earned surplus	73,358		60,443	(12,914)
Total shareholders’ equity	1,555,412		1,542,497	(12,914)
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	553		271	(281)
Total unrealized gains (losses), translation adjustments, and others	553		271	(281)

TOTAL NET ASSETS	1,555,965		1,542,768	(13,196)

TOTAL LIABILITIES AND NET ASSETS	3,147,263		3,050,258	(97,004)

Note:	*NTT West participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

2. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Three months ended June 30, 2015		Three months ended June 30, 2016		Increase (Decrease)	Year ended March 31, 2016
Telecommunications businesses:
Operating revenues		344,962		333,039	(11,922)	1,372,571
Operating expenses		333,754		297,705	(36,049)	1,312,941
Operating income from telecommunications businesses		11,208		35,334	24,126	59,630

Supplementary businesses:
Operating revenues		29,147		29,016	(131)	155,452
Operating expenses		25,473		25,641	167	141,010
Operating income from supplementary businesses		3,673		3,375	(298)	14,442
Operating income		14,881		38,709	23,828	74,072

Non-operating revenues:
Interest income		1		3	1	3
Dividends received		1,547		593	(953)	1,568
Miscellaneous income		1,234		626	(608)	4,203
Total non-operating revenues		2,783		1,222	(1,560)	5,775

Non-operating expenses:
Interest expenses		2,545		2,037	(508)	9,410
Miscellaneous expenses		340		57	(282)	3,290
Total non-operating expenses		2,886		2,095	(791)	12,701
Recurring profit		14,778		37,837	23,059	67,146
Special losses		—		5,705	5,705	—
Income before income taxes		14,778		32,132	17,353	67,146
Income taxes	*	2,492	*	8,830	6,337	(5,278)
Net income		12,286		23,302	11,015	72,425

Note:	*NTT West participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

3. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Three months ended June 30, 2015	Three months ended June 30, 2016	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2016
Voice transmission services revenues (excluding IP services revenues)	110,527	101,607	(8,919)	(8.1)	428,645
Monthly charge revenues*	81,889	76,153	(5,735)	(7.0)	319,687
Call rates revenues*	7,520	6,484	(1,036)	(13.8)	28,259
Interconnection call revenues*	14,535	12,909	(1,626)	(11.2)	55,840
IP services revenues	174,527	175,536	1,009	0.6	702,712
Leased circuit services revenues (excluding IP services revenues)	24,751	22,078	(2,673)	(10.8)	93,383
Telegram services revenues	3,880	3,408	(471)	(12.1)	14,088
Other telecommunications services revenues	31,276	30,408	(867)	(2.8)	133,741

Telecommunications total revenues	344,962	333,039	(11,922)	(3.5)	1,372,571

Supplementary business total revenues	29,147	29,016	(131)	(0.4)	155,452

Total operating revenues	374,109	362,056	(12,053)	(3.2)	1,528,023

*	Partial listing only

August 5, 2016

FOR IMMEDIATE RELEASE

NTT Com Announces Financial Results for the Three Months Ended June 30, 2016

TOKYO, JAPAN – NTT Communications Corporation (NTT Com) announced today its financial results for the three months ended June 30, 2016. Please see the following attachments for further details:

I.	Financial Results of NTT Communications Group

II.	Non-Consolidated Comparative Balance Sheets

III.	Non-Consolidated Comparative Statements of Income

IV.	Business Results (Non-Consolidated Operating Revenues)

#    #    #

About NTT Communications Corporation

NTT Communications provides consultancy, architecture, security and cloud services to optimize the information and communications technology (ICT) environments of enterprises. These offerings are backed by the company’s worldwide infrastructure, including a leading global tier-1 IP network, the Arcstar Universal One™ VPN network, reaching 196 countries/regions, and 140 secure data centers worldwide. NTT Communications’ solutions leverage the global resources of NTT Group companies, including Dimension Data, NTT DOCOMO and NTT DATA.

www.ntt.com | Twitter@NTT Communications | Facebook@NTT Communications | LinkedIn@NTT

For more information

(Mr.) Akira Ito or (Mr.) Shinichi Shimizu

Accounting and Taxation, Finance, NTT Communications

Tel: +81 3 6700 4311

Email: info-af@ntt.com

I. Financial Results of NTT Communications Group

	(Millions of yen)
	Three months ended June 30, 2015	Three months ended June 30, 2016	Increase (Decrease)	Percent Increase (Decrease)
Operating revenues	312,933	306,052	(6,881)	(2.2)
Operating expenses	287,216	272,440	(14,776)	(5.1)
Operating income	25,717	33,612	7,895	30.7

II. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2016	June 30, 2016	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	134,315	134,659	344
Antenna facilities	1,707	1,688	(19)
Terminal equipment	1,397	1,521	123
Local line facilities	730	732	1
Long-distance line facilities	5,759	5,597	(162)
Engineering facilities	51,789	51,273	(516)
Submarine line facilities	13,408	13,001	(406)
Buildings	199,178	198,203	(974)
Construction in progress	28,085	30,616	2,530
Other	91,332	93,538	2,205
Total property, plant and equipment	527,706	530,833	3,126
Intangible fixed assets	101,766	100,519	(1,246)
Total fixed assets - telecommunications businesses	629,472	631,352	1,880
Investments and other assets
Investment securities	135,291	129,355	(5,935)
Investments in subsidiaries and affiliated companies	381,949	382,179	230
Other investments and assets	53,283	55,674	2,391
Allowance for doubtful accounts	(207)	(219)	(11)
Total investments and other assets	570,316	566,990	(3,325)
Total fixed assets	1,199,789	1,198,343	(1,445)

Current assets:
Cash and bank deposits	12,607	4,730	(7,877)
Notes receivable	—	1	1
Accounts receivable, trade	179,839	149,023	(30,816)
Supplies	9,806	10,979	1,173
Other current assets	94,874	89,331	(5,543)
Allowance for doubtful accounts	(1,017)	(819)	197
Total current assets	296,110	253,246	(42,863)

TOTAL ASSETS	1,495,899	1,451,590	(44,309)

	(Millions of yen)
	March 31, 2016	June 30, 2016		Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company and subsidiary	199,504		199,012	(492)
Liability for employees’ retirement benefits	86,722		87,873	1,151
Reserve for point services	547		493	(53)
Reserve for unused telephone cards	3,628		3,490	(137)
Asset retirement obligations	3,296		3,295	(0)
Other long-term liabilities	10,354		19,436	9,082
Total long-term liabilities	304,053		313,602	9,549

Current liabilities:
Current portion of long-term borrowings from parent company	43,360		43,360	—
Accounts payable, trade	31,894		21,245	(10,649)
Short-term borrowings	7,766		—	(7,766)
Accrued taxes on income	6,968	*	3,068	(3,900)
Allowance for losses on construction	13		4	(9)
Other current liabilities	179,304		162,610	(16,693)
Total current liabilities	269,307		230,288	(39,018)

TOTAL LIABILITIES	573,360		543,891	(29,469)

NET ASSETS
Shareholders’ equity:
Common stock	211,763		211,763	—
Capital surplus	131,615		131,615	—
Earned surplus	517,436		506,740	(10,695)
Total shareholders’ equity	860,815		850,119	(10,695)
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	61,723		57,848	(3,874)
Deferred gains or losses on hedges	—		(269)	(269)
Total unrealized gains (losses), translation adjustments, and others	61,723		57,579	(4,144)

TOTAL NET ASSETS	922,538		907,699	(14,839)

TOTAL LIABILITIES AND NET ASSETS	1,495,899		1,451,590	(44,309)

Note:	*NTT Com participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

III. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Three months ended June 30, 2015		Three months ended June 30, 2016		Increase (Decrease)	Year ended March 31, 2016
Telecommunications businesses:
Operating revenues		170,120		172,579	2,458	691,290
Operating expenses		156,431		154,581	(1,850)	613,093
Operating income from telecommunications businesses		13,689		17,998	4,308	78,196

Supplementary businesses:
Operating revenues		46,507		47,628	1,120	227,018
Operating expenses		42,921		39,804	(3,116)	214,072
Operating income from supplementary businesses		3,585		7,823	4,237	12,946
Operating income		17,275		25,821	8,546	91,143

Non-operating revenues:
Interest income		60		27	(32)	272
Dividends received		5,666		4,599	(1,066)	12,486
Lease and rental income		2,910		2,835	(74)	11,581
Miscellaneous income		175		32	(142)	2,822
Total non-operating revenues		8,812		7,495	(1,316)	27,163

Non-operating expenses:
Interest expenses		435		277	(157)	1,514
Lease and rental expenses		1,671		1,361	(310)	5,551
Miscellaneous expenses		229		704	475	1,034
Total non-operating expenses		2,336		2,344	7	8,100
Recurring profit		23,750		30,973	7,222	110,206

Special losses		—		—	—	5,847
Income before income taxes		23,750		30,973	7,222	104,359
Income taxes	*	7,087	*	8,668	1,580	32,046
Net income		16,662		22,304	5,642	72,312

Note:	*NTT Com participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

IV. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Three months ended June 30, 2015	Three months ended June 30, 2016	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2016
Cloud Computing Platforms	16,767	17,147	379	2.3	70,029
Data Networks	91,060	94,815	3,755	4.1	369,871
Voice Communications	64,372	63,069	(1,303)	(2.0)	260,329
Applications & Content	9,594	9,446	(147)	(1.5)	38,729
Solution Services	31,021	31,974	953	3.1	162,352
Others	3,812	3,754	(58)	(1.5)	16,997

Total operating revenues	216,628	220,207	3,579	1.7	918,309

August 5, 2016

Nippon Telegraph and Telephone Corporation

Supplementary Data for

the Three Months Ended June 30, 2016

Contents

pages
1. Financial Results Summary (Consolidated)	1

2. Financial Results (Business Segments)	2

3. Financial Results (Holding Company and Subsidiaries)	3-5

4. Operating Data	6-8

The projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

1.	Financial Results Summary (Consolidated)

	(Billions of yen)
	A Three Months Ended June 30, 2015	B Three Months Ended June 30, 2016			C Year Ending March 31, 2017 (Forecast)
			Change	Progress
			B-A	B/C
Consolidated (US GAAP)
Operating Revenues	2,706.5	2,716.7	10.3	23.7%	11,450.0
Fixed Voice Related Services	336.4	311.8	(24.6)	—	—
Mobile Voice Related Services	193.1	213.0	19.8	—	—
IP/Packet Communications Services	933.7	948.0	14.3	—	—
Sales of Telecommunications Equipment	223.8	186.7	(37.0)	—	—
System Integration	673.0	688.3	15.3	—	—
Other	346.4	368.9	22.5	—	—
Operating Expenses	2,347.7	2,229.3	(118.4)	22.2%	10,020.0
Cost of Services (excluding items shown separately below)	556.0	547.3	(8.8)	—	—
Cost of Equipment Sold (excluding items shown separately below)	196.6	175.3	(21.3)	—	—
Cost of System Integration (excluding items shown separately below)	475.8	501.7	26.0	—	—
Depreciation and Amortization	432.6	359.2	(73.4)	—	—
Impairment Loss	0.0	0.4	0.3	—	—
Selling, General and Administrative Expenses	686.7	645.5	(41.2)	—	—
Operating Income	358.8	487.4	128.6	34.1%	1,430.0
Income Before Income Taxes	367.4	446.1	78.7	31.6%	1,410.0
Net Income Attributable to NTT	193.2	243.6	50.5	32.5%	750.0
(Ref.) Details of “Cost of Services,” “Cost of Equipment Sold,” “Cost of System Integration” and “Selling, General and Administrative Expenses”
Personnel	569.5	557.7	(11.8)	—	—
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	1,257.3	1,227.9	(29.4)	—	—
Loss on Disposal of Property, Plant and Equipment	30.0	24.2	(5.8)	—	—
Other Expenses	58.3	60.0	1.7	—	—
Total	1,915.1	1,869.8	(45.3)	—	—
EBITDA and EBITDA Margin with Reconciliation
EBITDA (a+b)	808.2	859.5	51.3	28.0%	3,068.0
a Operating Income	358.8	487.4	128.6	34.1%	1,430.0
b Depreciation and Amortization, and Loss on Disposal of Property, Plant and Equipment	449.4	372.1	(77.3)	22.7%	1,638.0
EBITDA Margin [(c/d)X100]	29.9%	31.6%	1.8 points	—	26.8%
c EBITDA (a+b)	808.2	859.5	51.3	28.0%	3,068.0
d Operating Revenues	2,706.5	2,716.7	10.3	23.7%	11,450.0
Capital Investment(1)
Capital Investment	285.8	284.4	(1.5)	16.5%	1,720.0
Regional communications business	107.7	96.3	(11.4)	16.4%	589.0
Long distance and international communications business	42.9	44.8	1.9	18.7%	239.0
Mobile communications business	93.2	97.1	4.0	16.6%	585.0
Data communications business	26.9	28.5	1.7	19.0%	150.0
Other business	15.2	17.6	2.4	11.2%	157.0
(Ref.) Core Group Companies
NTT (Holding Company)	1.1	1.0	(0.0)	5.9%	18.0
NTT East	46.1	42.1	(3.9)	15.6%	270.0
NTT West	57.9	46.2	(11.6)	16.8%	275.0
NTT Communications	28.0	25.1	(2.9)	19.5%	129.0
NTT DOCOMO (Consolidated)	93.1	97.1	4.0	16.6%	585.0
NTT DATA (Consolidated)	26.8	28.5	1.6	19.0%	150.0

Interest-Bearing Liabilities

	As of March 31, 2016	As of June 30, 2016	As of March 31, 2017 (Forecast)
Interest-Bearing Liabilities	4,163.3	4,353.6	4,300.0

Note:	(1)	Capital Investment figures for domestic access network businesses for “A. Three Months Ended June 30, 2015” and “B. Three Months Ended June 30, 2016” and “C. Year Ending March 31, 2017 (Forecast)” are 223.0 billion yen and 211.3 billion yen and 1,253.0 billion yen respectively.

2.	Financial Results (Business Segments)

	(Billions of yen)
	A Three Months Ended June 30, 2015	B Three Months Ended June 30, 2016			C Year Ending March 31, 2017 (Forecast)
			Change	Progress
			B-A	B/C
Business segments(1)
Regional communications business
Operating Revenues	836.5	802.9	(33.6)	24.6%	3,270.0
Operating Expenses	765.4	675.1	(90.3)	22.7%	2,980.0
Operating Income	71.1	127.8	56.7	44.1%	290.0
Long distance and international communications business
Operating Revenues	518.1	519.0	0.9	23.4%	2,220.0
Operating Expenses	496.9	492.0	(4.9)	23.3%	2,110.0
Operating Income	21.2	27.0	5.8	24.6%	110.0
Mobile communications business
Operating Revenues	1,076.9	1,108.7	31.8	24.0%	4,620.0
Operating Expenses	842.2	810.4	(31.8)	21.8%	3,715.0
Operating Income	234.7	298.3	63.6	33.0%	905.0
Data communications business
Operating Revenues	360.2	373.5	13.2	22.9%	1,630.0
Operating Expenses	341.4	351.6	10.2	23.3%	1,510.0
Operating Income	18.9	21.9	3.0	18.2%	120.0
Other business
Operating Revenues	267.1	272.1	5.0	20.6%	1,320.0
Operating Expenses	256.8	259.8	3.0	20.7%	1,255.0
Operating Income	10.4	12.3	2.0	19.0%	65.0

Note:	(1)	Figures for each segment include inter-segment transactions.

3.	Financial Results (Holding Company and Subsidiaries)

	(Billions of yen)
	A Three Months Ended June 30, 2015	B Three Months Ended June 30, 2016			C Year Ending March 31, 2017 (Forecast)
			Change	Progress
			B-A	B/C
NTT (Holding Company) (JPN GAAP)
Operating Revenues	224.0	269.1	45.1	56.9%	473.0
Operating Expenses	30.4	29.4	(0.9)	22.0%	134.0
Operating Income	193.6	239.6	46.0	70.7%	339.0
Non-Operating Revenues	6.9	6.0	(0.9)	24.3%	25.0
Non-Operating Expenses	7.7	7.7	0.0	26.9%	29.0
Recurring Profit	192.8	237.9	45.0	71.0%	335.0
Net Income	192.5	237.5	45.0	70.7%	336.0
NTT East (JPN GAAP)
Operating Revenues	429.7	410.1	(19.5)	24.9%	1,650.0
Voice Transmission Services (excluding IP)(1)	110.0	101.4	(8.6)	25.8%	393.0
IP Services	217.0	213.3	(3.6)	25.5%	836.0
Leased Circuit (excluding IP)	28.6	24.0	(4.6)	24.8%	97.0
Other	47.8	46.1	(1.6)	22.0%	324.0
Supplementary Business	26.2	25.0	(1.1)
Operating Expenses	379.0	346.0	(33.0)	23.3%	1,485.0
Personnel	24.3	23.6	(0.6)	24.9%	95.0
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	241.5	224.3	(17.1)	23.1%	971.0
Depreciation and Amortization	87.9	72.2	(15.6)	24.5%	295.0
Loss on Disposal of Property, Plant and Equipment	6.3	6.1	(0.2)	12.1%	51.0
Taxes and Public Dues	18.8	19.5	0.6	26.8%	73.0
Operating Income	50.7	64.1	13.4	38.9%	165.0
Non-Operating Revenues	5.8	17.3	11.5	347.4%	5.0
Non-Operating Expenses	1.4	1.2	(0.1)	25.9%	5.0
Recurring Profit	55.0	80.2	25.1	48.6%	165.0
Net Income	40.9	57.8	16.8	50.7%	114.0
NTT West (JPN GAAP)
Operating Revenues	374.1	362.0	(12.0)	24.5%	1,477.0
Voice Transmission Services (excluding IP)(1)	110.5	101.6	(8.9)	25.8%	394.0
IP Services	174.5	175.5	1.0	25.3%	695.0
Leased Circuit (excluding IP)	24.7	22.0	(2.6)	26.3%	84.0
Other	35.1	33.8	(1.3)	20.7%	304.0
Supplementary Business	29.1	29.0	(0.1)
Operating Expenses	359.2	323.3	(35.8)	23.1%	1,402.0
Personnel	22.6	20.3	(2.2)	25.1%	81.0
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	230.0	206.3	(23.7)	22.8%	904.0
Depreciation and Amortization	80.5	70.4	(10.0)	24.0%	293.0
Loss on Disposal of Property, Plant and Equipment	8.7	8.6	(0.0)	15.2%	57.0
Taxes and Public Dues	17.2	17.5	0.2	26.1%	67.0
Operating Income	14.8	38.7	23.8	51.6%	75.0
Non-Operating Revenues	2.7	1.2	(1.5)	20.4%	6.0
Non-Operating Expenses	2.8	2.0	(0.7)	19.0%	11.0
Recurring Profit	14.7	37.8	23.0	54.1%	70.0
Net Income	12.2	23.3	11.0	46.6%	50.0

Note:	(1)

Operating Revenues from Voice Transmission Services (excluding IP) of NTT East and NTT West for the three months ended June 30, 2016 include monthly charges, call charges and interconnection charges of 76.5 billion yen, 6.9 billion yen and 11.7 billion yen for NTT East, and 76.1 billion yen, 6.4 billion yen and 12.9 billion yen for NTT West, respectively.

3.	Financial Results (Holding Company and Subsidiaries)

	(Billions of yen)
	A Three Months Ended June 30, 2015	B Three Months Ended June 30, 2016			C Year Ending March 31, 2017 (Forecast)
			Change	Progress
			B-A	B/C
NTT Communications (JPN GAAP)
Operating Revenues(1)	216.6	220.2	3.5	24.2%	910.0
Cloud Computing Platforms	16.7	17.1	0.3	19.5%	88.0
Data Networks	91.0	94.8	3.7	25.3%	375.0
Voice Communications	64.3	63.0	(1.3)	26.0%	243.0
Applications & Content	9.5	9.4	(0.1)	24.9%	38.0
Solution Services	31.0	31.9	0.9	21.2%	151.0
Others	3.8	3.7	(0.0)	25.0%	15.0
Operating Expenses	199.3	194.3	(4.9)	23.6%	822.0
Personnel	19.1	19.2	0.0	24.4%	79.0
Cost of Services, Cost of Equipment Sold, and Selling, General and Administrative Expenses	100.9	90.8	(10.1)	23.6%	618.0
Communication Network Charges	49.6	54.7	5.0
Depreciation and Amortization	25.9	25.4	(0.4)	24.3%	105.0
Loss on Disposal of Property, Plant and Equipment	0.4	0.5	0.1	6.9%	8.0
Taxes and Public Dues	3.2	3.5	0.3	29.7%	12.0
Operating Income	17.2	25.8	8.5	29.3%	88.0
Non-Operating Revenues	8.8	7.4	(1.3)	34.1%	22.0
Non-Operating Expenses	2.3	2.3	0.0	29.3%	8.0
Recurring Profit	23.7	30.9	7.2	30.4%	102.0
Net Income	16.6	22.3	5.6	31.0%	72.0
Dimension Data (IFRS)(2)(3)
Operating Revenues	206.8	206.6	(0.2)	23.2%	890.0
Operating Expenses	207.9	207.9	0.0	23.5%	886.0
Operating Income(4)	(1.0)	(1.3)	(0.3)	—	4.0
Net Income Attributable to Dimension Data	(2.8)	(2.4)	0.4	—	—

Notes:	(1)	The following are the main services included in each line item:

— Cloud Computing Platforms: “Data center services” and “Cloud Services (Enterprise Cloud, etc.)”

— Data Networks: “Closed network services (Arcstar Universal One, etc.)” and “Open network service (OCN, etc.)”

— Voice Communications: “Telephone services” and “VoIP services (050 plus, etc.)”

— Applications & Content: “Application services (Mail services, etc.)”

— Solution Services: “System integration services”

	(2)	Because Dimension Data’s statements of income from January 1 to March 31 are consolidated into NTT’s consolidated statements of income from April 1 to March 31, Dimension Data’s financial results for the three months ended March 31, 2015 are stated under “A. Three Months Ended June 30, 2015,” its financial results for the three months ended March 31, 2016 are stated under “B. Three Months Ended June 30, 2016” and its forecasts for the twelve months ending December 31, 2016 are stated under “C. Year Ending March 31, 2017 (Forecast).”

	(3)	The conversion rate used for Dimension Data figures for the three months ended June 30, 2016 is USD1.00 = JPY115.35

	(4)	Operating Income for the three months ended June 30, 2016 under US GAAP was (3.8) billion yen.

3.	Financial Results (Holding Company and Subsidiaries)

	(Billions of yen)
	A Three Months Ended June 30, 2015	B Three Months Ended June 30, 2016			C Year Ending March 31, 2017 (Forecast)
			Change	Progress
			B-A	B/C
NTT DOCOMO Consolidated (US GAAP)
Operating Revenues	1,076.9	1,108.7	31.8	24.0%	4,620.0
Telecommunications Services	675.3	729.7	54.5	24.5%	2,974.0
Mobile Communications Services	669.4	704.2	34.8	24.8%	2,844.0
Voice Revenues	196.6	215.9	19.2	24.9%	868.0
Packet Communications Revenues	472.7	488.3	15.5	24.7%	1,976.0
Optical-fiber broadband services and other telecommunications services	5.9	25.5	19.7	19.6%	130.0
Equipment Sales	201.3	165.8	(35.6)	22.2%	745.0
Other Operating Revenues	200.3	213.2	12.9	23.7%	901.0
Operating Expenses	841.5	809.4	(32.1)	21.8%	3,710.0
Personnel	72.3	72.3	0.0	24.7%	293.0
Cost of Services, Cost of Equipment Sold, and Selling, General and Administrative Expenses	537.5	531.5	(6.0)	21.3%	2,497.0
Depreciation and Amortization	145.6	109.7	(35.9)	24.5%	448.0
Loss on Disposal of Property, Plant and Equipment	11.3	7.9	(3.4)	9.8%	81.0
Communication Network Charges	64.6	76.7	12.1	21.8%	351.0
Taxes and Public Dues	10.3	11.2	1.0	28.1%	40.0
Operating Income	235.4	299.3	63.9	32.9%	910.0
Non-Operating Income (Loss)	5.2	(4.0)	(9.2)	—	4.0
Income Before Income Taxes	240.6	295.3	54.7	32.3%	914.0
Net Income Attributable to NTT DOCOMO	168.8	206.9	38.1	32.3%	640.0
NTT DATA Consolidated (JPN GAAP)
Operating Revenues(1)	358.5	392.2	33.6	23.8%	1,650.0
Public & Social Infrastructure	82.5	89.1	6.5	20.9%	426.0
Financial	116.3	118.6	2.2	22.8%	520.0
Enterprise & Solutions	88.9	97.7	8.8	24.1%	406.0
Global	122.6	145.2	22.5	26.5%	549.0
Elimination or Corporate	(51.9)	(58.5)	(6.5)	23.3%	(251.0)
Cost of Sales	270.5	294.5	23.9	23.8%	1,236.0
Gross Profit	88.0	97.6	9.6	23.6%	414.0
Selling, General and Administrative Expenses	72.8	80.3	7.4	26.0%	309.0
Operating Income	15.1	17.3	2.2	16.6%	105.0
Non-Operating Income (Loss)	0.2	(0.0)	(0.2)	0.9%	(6.0)
Recurring Profit	15.3	17.3	1.9	17.5%	99.0
Net Income Attributable to Owners of Parent	7.3	10.0	2.6	17.4%	58.0

Note:	(1)	Pursuant to organizational reforms implemented on July 1, 2015, NTT DATA restructured its disclosure segments starting from the second quarter of the fiscal year ended March 31, 2016. The numerical values provided reflect the changes made to the segments.

4.	Operating Data

Number of Subscribers	(in thousands except for Public Telephones)
	A As of March 31, 2016	B As of June 30, 2016			C As of March 31, 2017 (Forecast)
		D			E
			Change	Progress		Change
			B-A	D/E		C-A
Telephone Subscriber Lines(1)	19,943	19,671	(271)	24.4%	18,833	(1,110)
NTT East	9,875	9,740	(134)	31.2%	9,445	(430)
NTT West	10,068	9,931	(137)	20.2%	9,388	(680)
INS-Net(2)	2,776	2,719	(57)	23.3%	2,531	(245)
NTT East	1,414	1,384	(30)	25.2%	1,294	(120)
NTT West	1,361	1,334	(27)	21.4%	1,236	(125)
Telephone Subscriber Lines + INS-Net	22,718	22,390	(328)	24.2%	21,363	(1,355)
NTT East	11,289	11,125	(164)	29.9%	10,739	(550)
NTT West	11,429	11,265	(164)	20.4%	10,624	(805)
Public Telephones	171,179	168,673	(2,506)	29.2%	162,589	(8,590)
NTT East	78,199	76,511	(1,688)	24.1%	71,199	(7,000)
NTT West	92,980	92,162	(818)	51.4%	91,390	(1,590)
FLET’S ISDN	85	83	(2)	40.6%	79	(6)
NTT East	37	36	(1)	103.0%	36	(1)
NTT West	48	47	(1)	28.1%	43	(5)
FLET’S ADSL	1,053	1,019	(34)	21.4%	896	(157)
NTT East	475	459	(16)	26.7%	415	(60)
NTT West	577	560	(18)	18.1%	480	(97)
FLET’S Hikari (including Hikari Collaboration Model)(3)(4)(5)	19,259	19,520	261	43.5%	19,859	600
NTT East	10,666	10,839	173	57.7%	10,966	300
NTT West	8,593	8,681	88	29.4%	8,893	300
(incl.) Hikari Collaboration Model	4,691	5,912	1,221	34.4%	8,241	3,550
NTT East	3,077	3,781	705	34.4%	5,127	2,050
NTT West	1,615	2,131	516	34.4%	3,115	1,500
Hikari Denwa(6)	17,374	17,451	77	77.1%	17,474	100
NTT East	9,123	9,180	58	57.6%	9,223	100
NTT West	8,252	8,271	19	—	8,252	—
Conventional Leased Circuit Services	232	231	(2)	24.1%	224	(8)
NTT East	113	112	(1)	16.7%	109	(4)
NTT West	120	118	(1)	31.5%	116	(4)
High Speed Digital Services	115	114	(1)	8.7%	99	(16)
NTT East	59	58	(1)	16.4%	54	(5)
NTT West	56	56	(1)	5.2%	45	(11)
NTT Group Major ISPs(7)	11,411	11,360	(50)	11.0%	10,951	(460)
(incl.) OCN	8,046	7,969	(76)	15.2%	7,544	(501)
(incl.) Plala	3,005	3,024	20	78.0%	3,030	25
Hikari TV	3,052	3,047	(5)	—	3,060	8
FLET’S TV Transmission Services(6)	1,432	1,445	13	52.6%	1,456	24
NTT East	910	917	7	69.2%	920	10
NTT West	522	528	6	40.7%	536	14
Mobile(8)	70,964	71,614	650	15.0%	75,300	4,336
(incl.) “Kake-hodai & Pake-aeru” billing plan	29,704	31,586	1,882	—	—	—
LTE (“Xi”)	38,679	39,893	1,214	20.5%	44,600	5,921
FOMA	32,285	31,721	(564)	35.6%	30,700	(1,585)
sp-mode	32,463	33,082	619	23.5%	35,100	2,637
i-mode	18,770	18,136	(634)	27.9%	16,500	(2,270)

Notes:	(1)	Number of Telephone Subscriber Lines is the total of individual lines and central station lines (Subscriber Telephone Light Plan is included).

	(2)	“INS-Net” includes “INS-Net 64” and “INS-Net 1500.” In terms of number of channels, transmission rate, and line use rate (base rate), “INS-Net 1500” is in all cases roughly ten times greater than “INS-Net 64.” For this reason, one “INS-Net 1500” subscription is calculated as ten “INS-Net 64” subscriptions (including subscriptions to the “INS-Net 64 Lite Plan”).

	(3)	Number of “FLET’S Hikari (including Hikari Collaboration Model)” subscribers includes subscribers to “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light,” “FLET’S Hikari Lightplus” and “FLET’S Hikari WiFi Access” provided by NTT East, subscribers to “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West and subscribers to the “Hikari Collaboration Model,” the wholesale provision of services to service providers by NTT East and NTT West.

	(4)	The comparative results for the three months ended June 30, 2016 compared to the year ended March 31, 2016 for “FLET’S Hikari (including Hikari Collaboration Model)” are as follows: the numbers of new subscribers for NTT East and NTT West were 460 thousand lines and 326 thousand lines, respectively, for a total of 786 thousand lines; the numbers of new subscribers (excluding switchover lines) for the “Hikari Collaboration Model” for NTT East and NTT West were 313 thousand lines and 217 thousand lines, respectively, for a total of 530 thousand lines; and the numbers of switchover lines for NTT East and NTT West were 474 thousand lines and 341 thousand lines, respectively, for a total of 815 thousand lines.

	(5)	The comparative forecast “As of March 31, 2017” for the year ending March 31, 2017 compared to the results for the year ended March 31, 2016 for “FLET’S Hikari (including Hikari Collaboration Model)” are as follows: the numbers of new subscribers for NTT East and NTT West are expected to be 1,450 thousand lines and 1,150 thousand lines, respectively, for a total of 2,600 thousand lines; the numbers of new subscribers (excluding switchover lines) for the “Hikari Collaboration Model” for NTT East and NTT West are expected to be 900 thousand lines and 650 thousand lines, respectively, for a total of 1,550 thousand lines; and the numbers of switchover lines for NTT East and NTT West are expected to be 1,500 thousand lines and 1,000 thousand lines, respectively, for a total of 2,500 thousand lines.

	(6)	Numbers of subscribers for “Hikari Denwa” and “FLET’S TV Transmission Services” include wholesale services provided to service providers by NTT East and NTT West.

	(7)	“NTT Group Major ISPs” includes “WAKWAK” and “InfoSphere,” in addition to “OCN” and “Plala.”

	(8)	Number of Mobile (including “LTE (‘Xi’)” and “FOMA”) telecommunications service subscribers includes communication module service subscribers.

4.	Operating Data

Average Monthly Revenue per Unit (ARPU)

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to each designated service on a per user basis. In the case of NTT Group’s fixed-line business, ARPU is calculated by dividing revenue items included in the operating revenues of NTT Group’s regional communications business segment, that is, fixed-line (telephone subscriber lines and INS-NET) and FLET’S Hikari, by the number of active subscribers to the relevant services.

In the case of NTT Group’s mobile communications business, ARPU is calculated by dividing revenue items included in operating revenues from its mobile communications business segment, such as revenues from LTE(“Xi”) mobile phone services, FOMA mobile phone services and “docomo Hikari” services, that are incurred consistently each month, by the number of active users to the relevant services. The calculation of these figures excludes revenues that are not representative of monthly average usage, such as telecommunications equipment sales, activation fees and universal service charges.

NTT believes that its ARPU figures calculated in this way provide useful information regarding the monthly average usage of its subscribers. The revenue items included in the numerators of NTT Group’s ARPU figures are based on its financial results comprising its U.S. GAAP results of operations.

	(Yen)
	Three Months Ended June 30, 2015 (From April to June, 2015)	Three Months Ended June 30, 2016 (From April to June, 2016)	Year Ended March 31, 2016	Year Ending March 31, 2017 (Forecast)
NTT East(1)(2)(3)(4)(5)
Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines)	2,660	2,620	2,650	2,600
FLET’S Hikari ARPU(6)	5,590	5,340	5,510	5,270
Basic Monthly Charge	3,860	3,750	3,830	3,700
Optional Services	1,730	1,590	1,680	1,570
NTT West(1)(2)(3)(4)(5)
Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines)	2,620	2,580	2,610	2,570
FLET’S Hikari ARPU(6)	5,550	5,350	5,470	5,250
Basic Monthly Charge	3,770	3,640	3,720	3,580
Optional Services	1,780	1,710	1,750	1,670
NTT DOCOMO(7)(8)(9)
Aggregate ARPU	4,010	4,330	4,170	4,390
Voice ARPU (LTE(“Xi”)+FOMA)	1,120	1,240	1,210	1,240
Data ARPU	2,890	3,090	2,960	3,150
Packet ARPU (LTE(“Xi”)+FOMA)	2,870	2,960	2,910	2,980
“docomo Hikari” ARPU	20	130	50	170

Notes :	(1)	We compute the following two categories of ARPU for business conducted by each of NTT East and NTT West.

		•	Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines): Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and INS-NET Subscriber Lines, which are included in operating revenues from Voice Transmission Services (excluding IP Services), and revenues from “FLET’S ADSL” and “FLET’S ISDN,” which are included in operating revenues from IP Services.

		•	FLET’S Hikari ARPU: Calculated based on revenues from “FLET’S Hikari” (including “FLET’S Hikari” optional services), which are included in operating revenues from IP Services, revenues from monthly charges, call charges and connection device charges for “Hikari Denwa,” and revenues from “FLET’S Hikari” optional services,

		—	“FLET’S Hikari” includes “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light,” “FLET’S Hikari Lightplus” and “FLET’S Hikari WiFi Access” provided by NTT East, and “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West. In addition, “FLET’S Hikari” also includes the “Hikari Collaboration Model,” the wholesale provision of services to service providers by NTT East and NTT West.

		—	“FLET’S Hikari” Optional Services includes wholesale services provided to service providers by NTT East and NTT West.

	(2)	Revenues from interconnection charges are excluded from the calculation of Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines) and FLET’S Hikari ARPU.

	(3)	Numbers of active subscribers used in the ARPU calculation of NTT East and NTT West are as below.

		—	Quarterly Results: Sum of number of active subscribers* for each month in the relevant quarter

		—	FY Results: Sum of number of active subscribers* for each month from April to March

		—	FY Forecast: Sum of the average expected active number of subscribers during the fiscal year ((number of subscribers at March 31, 2016 + number of expected subscribers at March 31, 2017)/2)x12

*active subscribers = (number of subscribers at end of previous month + number of subscribers at end of the current month)/2

	(4)	For purposes of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), the number of subscribers is determined based on the number of subscriptions for fixed-line services (Telephone Subscriber Lines + INS-NET Subscriber Lines).

	(5)	In terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, for the purpose of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), one INS-Net 1500 subscription is calculated as ten INS- Net 64 subscriptions.

	(6)	For purposes of calculating FLET’S Hikari ARPU, the number of subscribers is determined based on the number of FLET’S Hikari subscribers, which includes subscribers to “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light,” “FLET’S Hikari Lightplus” and “FLET’S Hikari WiFi Access” provided by NTT East, subscribers to “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West, and the “Hikari Collaboration Model,” the wholesale provision of services to service providers by NTT East and NTT West.

	(7)	The following is the formula we use to compute ARPU for NTT DOCOMO.

		•	Aggregate ARPU = Voice ARPU + Packet ARPU + “docomo Hikari” ARPU

		—	Voice ARPU: Voice ARPU Related Revenues (basic monthly charges, voice communication charges) / No. of active users

		—	Packet ARPU: Packet ARPU Related Revenues (basic monthly charges, packet communication charges) / No. of active users

		—	“docomo Hikari” ARPU: A part of Other Operating Revenues (basic monthly charges, voice communication charges) / No. of active users

	(8)	Numbers of active users used in the ARPU calculation of NTT DOCOMO are as below.

		—	Quarterly Results: Sum of number of active users* for each month in the relevant quarter

		—	FY Results/FY Forecast: Sum of number of active users*/expected number of active users* for each month from April to March

*active users = (number of users at end of previous month + number of users at end of current month)/2

	(9)	The number of “users” used to calculate ARPU is the total number of subscriptions, excluding the subscriptions listed below:

		a.	Subscriptions to communication module services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business Transceiver” and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to Mobile Virtual Network Operators (MVNOs); and

		b.	Data Plan subscriptions which the customer contracting for such subscription in his/her name also has a subscription for “Xi” services in his/her name.

Note that revenues from communication module services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business Transceiver” and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to Mobile Virtual Network Operators (MVNOs) are not included in ARPU calculations.

4.	Operating Data

Number of Employees	(Persons)
	A As of June 30, 2015	B As of June 30, 2016		C As of March 31, 2017 (Forecast)
			Change
			B-A
NTT Consolidated	247,800	248,650	850	245,950
Regional communications business	72,550	67,400	(5,150)	62,300
Long distance and international communications business	43,450	45,150	1,700	47,000
Mobile communications business	27,050	27,500	450	27,050
Data communications business	78,650	83,200	4,550	84,950
Other business	26,100	25,400	(700)	24,650
Core Group Companies
NTT (Holding Company)	2,850	2,800	(50)	2,750
NTT East	5,400	5,200	(200)	4,700
NTT West	4,750	4,600	(150)	4,400
NTT Communications	6,600	6,550	(50)	6,450
NTT DOCOMO (Consolidated)	27,050	27,500	450	27,050
NTT DATA (Consolidated)	78,650	83,200	4,550	84,950